814052

3-1-02

02020529

EXECUTED COPY

RECD S.E.C.
MAR 1 2002
080

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 1, 2002

Telefónica, S.A.
(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

Item 1

Telefónica

Quarterly Results
January-December 2001

Notes:

- The financial statements included in the report are derived from the conversion of line items recorded in pesetas into euros, and the partial amounts already recorded in that currency. This could result in small decimal rounding differences.

GRUPO TELEFÓNICA: SELECTED FINANCIAL DATA

Unaudited Data
(Millions of euros)

	January-December		
	2001	**2000**	**% Chg**
Operating Earnings	31,052.6	28,485.5	9.0
EBITDA	12,804.2	11,918.8	7.4
Operating Income	5,430.3	4,958.0	9.5
Pretax Income	2,033.9	2,867.9	(29.1)
Net Profit	2,106.8	2,504.8	(15.9)
Net Profit per Share	0.46	0.64	(29.0)
Average No. of Shares, Millions (1)	4,607.2	3,886.8	18.5

(1) Average number of shares during the period. This includes capital increases made to acquire the new capital interest in Telefónica de Argentina, Telefónica del Perú, Telesp, Telesudeste, Endemol, ATCO, and the cellular companies acquired from Motorola, as well as the issuance of new shares from convertible bonds, weighted by the number of days that they have been traded, including the bonus issues considered as of 1 of january and those charged to reserves that do not imply a change in the ownership structure.

The number of shares at the end of the period was 4,671,915,885

Results for Grupo Telefónica

The management comments included in this report refer to the financial evolution of the Telefónica Group according to the new organizational structure by business lines. This structure was created after the completion of the tender offers for the acquisition of the minority stakes in various Latin American operators, given their relative high level of capital contribution in the Group.

In this sense, to facilitate comparisons between the results obtained by the Telefónica Group in each business line and those for the same period of the prior year, pro-forma income accounts were prepared for each business line.

These pro-forma income accounts are based on the assumption that each business line has a stake in the companies owned by the Group in the corresponding businesses, regardless of whether this stake has already been transferred or not, although ultimately, Telefónica, S.A. intends to transfer it in the future.

Furthermore, in order to facilitate the comparison and analysis of the results obtained by the Telefónica Group, the companies included in each business line have been consolidated effective January 1, regardless of when certain consolidations were actually made throughout the period. The results corresponding to the same period of the previous fiscal year are also on a pro-forma basis, under the same assumptions.

It should be noted that the assumptions considered in the preparation of these pro-forma statements by business line do not alter in any way the overall results of the Telefónica Group, and that such results have been incorporated as of the date of the acquisition of each stake by the Group.

The telecommunications sector evolution during fiscal year 2001 must be analyzed from the perspective of the general climate of uncertainty prevailing in the major Western economies during the period. The initial pessimism with respect to economic growth expectations, exacerbated after the terrorist attacks last September 11, was reflected in the declines in the main Western stock market indices at the end of the period. Notwithstanding these circumstances, the European telecommunications sector evolution were affected by the following specific factors:

First of all, the difficult financial situation that the main European operators have had to face as a result of the process for awarding third generation mobile telephone licenses during fiscal year 2000 and the end of still-pending commitments regarding the process of sector consolidation experienced in the preceding years. In this context, and after successive downgrades in their credit ratings, the affected companies confronted the deterioration in their balance sheets by selling off non-strategic assets, announcing significant reductions in investment, and, in some cases, in capital increases. Furthermore, the delay in the deployment of UMTS technology has contributed to the markets' increasing lack of confidence regarding the prompt materialization of the initial growth perspective of third generation technology for cellular operators.

It is also worth mentioning the difficulties faced by alternative carriers and data operators, that resulted from the lack of visibility of significant investments in infrastructures, the even harder conditions on the financial front after credit ratings were revised downward, and the crisis affecting Internet companies, further worsening by the events of September 11.

With respect to Telefónica, the following are the main factors, among others, to note regarding the fiscal year:

1. The difficult economic situation affecting Argentina, reflected in the evolution of Telefónica's businesses in the country, despite the fact that throughout the fiscal year the Company implemented the necessary measures to minimize the impact of the crisis, such as: cost and investment reductions, financial hedge policies and stricter controls on bad debt.

   The devaluation announced at the beginning of January 2002 had a negative impact of 369.0 million euros on Telefónica's Group profit and loss account and lower reserves of translation differences in consolidation by 1,424.1 million euros for the fiscal year 2001, as a result of using a 1 euro for 1.5149 Argentinian peso (1 dollar for 1.7 pesos) exchange rate. This exchange rate, which conforms the most conservative accounting criteria established by the Spanish Accounting Regulator (ICAC) and other international accounting regulatory entities, was set for as the first representative exchange rate to be applied in the capital markets after the devaluation of the Argentinian peso, net of its corresponding tax effects.

   In addition, the last available exchange rate before preparing these accounting reports was 1 euro for 1.8477 pesos (1 dollar for 2.0735 pesos). These rates would show effects other than those already indicated in the consolidated profit and loss account (103.9 million euros) and in the "Translation differences en consolidation Reserve" section (363.2 million euros). These effects will be included in the first quarter of fiscal year 2002.

Among the still pending issues is the required renegotiation with the Argentinean government of Telefónica de Argentina's future rates. This renegotiation will take place as a result of the issuance of Law 25.561 on January 6, 2002, which establishes that tariffs are denominated in pesos at an exchange rate of 1 peso for 1 US dollar.

Likewise, the measures adopted by the Argentinean Government and the consequences on the Group's financial statements could cause, under certain circumstances, certain equity and financial imbalances, such as: negative equity, the inability to cover short-term foreign debt payment obligations due to limitations on the convertibility of the peso, the need to accelerate payments of financing contracts, etc.

To the extent that the aforementioned circumstances have not occurred on the date these annual results were prepared, because their future unfold is as yet uncertain, we have not been able to quantify their possible impact, if any, on the consolidated financial statements as of December 31, 2001.

At December 31, 2001, the Telefónica Group's exposure to its different Argentine companies increased by 3,581.9 million Euros. Included in this amount is the net worth corresponding to each of these investments, their goodwill, and their internal borrowing needs. The most significant among them are Telefónica de Argentina (2,585.8 million Euros), Telefónica Móviles Argentina (507.6 million Euros) and Grupo Admira Media in Argentina (413.7 million Euros).

2. The depreciation experienced by Latin American currencies, especially the Brazilian real (-21.8% over the course of the year), which translated into a 4.8 percentage point decrease in consolidated revenues and a 5.6 percentage point decrease in EBITDA growth.

3. The progress experienced in the deregulation of fixed telephony services in Spain, by the unbundling of the local loop, implementing number portability, and adjusting infrastructures to enable global preselection.

   Likewise significant headway has also been made in the Broadband market thanks to the efforts of Telefónica de España in ADSL, which implies a significant step forward in the development of the, so called "Information Society".

4. The development of the Group's businesses in Brazil, the largest market in Latin America. Two years ahead of schedule, Telefónica submitted the documents that proved its compliance with the goals established by the Brazilian regulator (ANATEL) for Telesp. Once certified, all Telefónica Group companies will be able, after obtaining the necessary authorizations, to start providing telecommunications services in the rest of the country. This will mean significant additional growth in one of the markets with Latin America's highest growth potential.

In this context it is important to note that Telefónica had the best stock market performance among the main European incumbent operators throughout fiscal year 2001.

From the operations standpoint, the significant growth seen throughout the fiscal year in Telefónica Group main asset – its customer base – must be mentioned. On December 31, 2001, its managed customer base in fixed and mobile telephony and pay television reached

73.2 million customers (78.4 million customers in total, for an annual increase of 15.0%), 9.3 million more than at the close of 2000, which implies a growth rate of 14.6%.

This growth is primarily based on the increase in the number of managed customers by Telefónica Móviles (more than 6.5 million), which increased 28.3% during the fiscal year reaching 29.8 million at December 31, 2001. In the fourth quarter of the fiscal year alone, the number of managed customers by Telefónica Móviles grew by 1.9 million. This was mainly due to the acceleration in growth in the customer base in Spain, with a figure of nearly 1.2 million customers, and the stable growth in the Latin American customer base, with more than 520,000 new managed customers in the period.

It is noteworthy, the growth of 2.3 million managed fixed line customers in Latin America (21.6 million managed customers at the end of the fiscal year), 11.7% more than in fiscal year 2000. (The total customer base at the end of the fiscal year reached 24.3 million, 10.8% more than in fiscal year 2000, of which more than 12.6 million were Telesp customers. Telesp showed a growth rate of 19.1% growth rate over fiscal year 2000.)

Regarding the regional growth in Telefónica's managed customer base, Latin America continues to be the region with the highest rate of growth, contributing 5.1 million new managed customers. This implies a 17.8% growth rate over fiscal year 2000, whereas Spain contributed 3.6 million in the fiscal year (10.5% over 2000). Finally, it is noteworthy that the Mediterranean Basin generated 0.6 million new customers with just one country in operations. It shows the potential growth that exists in the region.

From the financial standpoint, The Telefónica Group obtained a net profit of 2,106.8 million euros during fiscal year 2001, which implies a decline of 15.9% from fiscal year 2000. This result was affected by different circumstances as follows:

1. Lower capital gains from financial assets compared with those registered in 2000. In 2000 capital gains from the sale of this assets and Telefónica Móviles IPO totaled 3,907.2 million euros compared to 302.1 million euros registered in 2001.

2. The inclusion on the consolidated financial statements of the Group's investments in Argentina, using an exchange rate of 1 euro for 1.5149 pesos (1 dollar for 1.7 pesos). This exchange rate is in line with the most conservative recommendations issued by ICAC, as the first representative exchange rate in the capital markets after the devaluation of the Argentinean peso took effect. As part of this process, both known effects on Telefónica Group and those susceptible to quantification have been evaluated, resulting in the inclusion of an effect in the profit and loss statement of 369.0 million euros and lower translation differences in consolidation reserves in the amount of 1.424.1 million euros.

3. Lower write-offs of assets and investments. In 2001 this write-offs totaled 1,582.0 million euros. It is noteworthy that in the last quarter of the fiscal year, in accordance with the most conservative accounting criteria, goodwill resulting from Mediaways was written down by 249 million euros as a consequence of a goodwill recoverability analysis performed.

4. Lower personnel restructuring charges. In 2000, the culmination of the personnel restructuring proceedings of Telefónica de España took effect, with a total cost of 1,265.6 million euros. In 2001, there were no additional costs in this regard.

Additionally, Telefónica Group adapted Argentinean's businesses fiscal year to the Group's fiscal year. The process translates into inserting Telefónica Group businesses in Argentina under their corresponding headings of the Group's profit and loss account for the January-December 2001 period, including the October-December 2000 quarter in nonrecurring results.

Notwithstanding the aforementioned nonrecurring factors, there were two other additional factors that significantly affected the results obtained by the Group: the depreciation of Latin American currencies and the change in the Group's consolidation perimeter.

Thus, the Group's consolidated revenues reached 31,052.6 million euros, 9.0% higher than in fiscal year 2000. This growth, which represents a slowdown compared to the 11.2% published in September, was principally affected by the depreciation in Latin American currencies previously mentioned. Because of the various depreciations, Telefónica Latinoamérica's revenues fell 10.9% in the quarter. Excluding exchange rate effects, however, Telefónica Group revenues would have grown by 13.8%.

In absolute terms the companies that contributed the most to consolidated revenues were Telefónica de España and Telefónica Latinoamérica, which reached 10,220.4 and 10,137.4 million euros, respectively. It is noteworthy that the revenues of Telefónica Latinoamérica, which fell by 2.3% in annual terms, would have increased by 7.8% if the exchange rate effect had not been considered. In relative terms, however, the Group company that contributed the most to growth was Telefónica Móviles, with 3.6 percentage points; followed by Admira Media, which contributed 2.4 percentage points; whereas Telefónica de España and Telefónica Latinoamérica contributed 0.1 percentage points and -1.4 percentage points, respectively.

The positive evolution in revenues, together with strict control of operating expenses, which grew by 7.5% with respect to fiscal year 2000 (2.5% excluding both changes in exchange rate and consolidation perimeter effects), allowed Telefónica to reach an EBITDA of 12,804.2 million euros. This represents a 7.4% growth with respect to fiscal year 2000.

The EBITDA achieved casts into relief Telefónica's Group capacity to generate high-quality positive results even in the most adverse conditions. If we were to eliminate the effects of exchange rate variations and the changes in the consolidation perimeter, EBITDA reported would have risen 13,361 million euros. This is 12.1% higher than in the same period in the previous fiscal year, compared to the 11.9% obtained during the first nine months of the fiscal year.

The quality of the results obtained is further reinforced when we consider that the EBITDA growth in fiscal year 2000 (9.5%) would have been just 2.4% if we exclude the above mentioned effects, compared to the 12.1% that would have been obtained during this fiscal year in comparable terms.

This growth is even more significant if it considered that the 2001's accounts include among other operating expenses a 34.5% increase in provisions for bad debt over comparable provisions for fiscal year 2000 (262.7 million euros), pursuant to the conservative criteria applied by the Company. This increase in the provisions for uncollectables reduces by 2.2 percentages points the Group consolidated EBITDA growth.

The trend toward improvement in the EBITDA margin that began at the beginning of the fiscal year continued through the last quarter. The lag behind fiscal year 2000's margins fell to -0.6

percentage points (-1.1 percentage points in the January-September period), once the Group reported an EBITDA of 41.2% at the end of the fiscal year (41.8% in 2000). This improvement was possible thanks to the cost containment effort undertaken by all the Group's business lines. These measures translated into a general improvement in margins. Especially noteworthy were the margins at Telefónica de España, which improved by 0.4 percentage points over fiscal year 2000, and at Telefónica Móviles, which ended the fiscal year with an EBITDA margin of 39.6, 6.5 percentage points above the figure for 2000. This improvement occurred despite the slight decrease in Telefónica Móviles' margins during the last quarter, the result of the increased marketing activity inherent in the Christmas campaign and the adoption of a new centralized handset purchase model in Spain. Telefónica Móviles España will now act directly in the handset market, in all its customer acquisition and retention actions. This model will yield clear competitive advantages, both in terms of handset purchase prices and greater ease at the point of technological change in accordance with the Company's interests. However, the development of this model has an apparent negative effect by causing a decrease in the EBITDA margin. This is rooted in a significant increase in the sale of handsets with almost no margin, but it also implies significant improvements in the cost of both capturing and retaining customers. This will allow to obtain higher absolute EBITDA values than what would have been achieved without the implementation of the new handset model.

The main contributor to the Group's EBITDA in absolute terms is Telefónica Latinoamérica, which totaled 5,163.0 million euros, 3.7% less than in fiscal year 2000. This contribution, which amounts to 40.3% of the Group's consolidated EBITDA, was achieved despite the unfavorable circumstances in the region throughout this fiscal year, which resulted in significant depreciations in several currencies. If we take this effect out of consideration, Telefónica Latinoamérica's EBITDA would have grown by 6.5%.

Notwithstanding the contribution to the Group, the positive changes experienced at the Latin American operators must be mentioned, especially Telesp and Telefónica CTC Chile, which showed local currency growth in revenues and EBITDA of 25.0% and 19.9% and 5.4% and 23.5%, respectively. Telefónica de Argentina showed decreases in revenues and EBITDA at the end of 2000 of 8.3% and 15.4%, which was possible thanks to the implementation of measures designed to minimize the impact of the country's current economic crisis.

Telefónica de España achieved an EBITDA of 4,508.1 million euros, which represents growth of 1.3% over fiscal year 2000. This growth was achieved thanks to the reduction of operating expenses, which showed a year-on-year decrease of 3.1%, and Telefónica de España's strong revenues performance, which grew by 0.4%. The increases in the monthly fee and the commercial marketing effort have together offset the successive tariff rate cuts implemented throughout the fiscal year in order to comply with the "price cap" scheme.

In relative terms, however, the greatest contributor to the Group's consolidated EBITDA growth was Telefónica Móviles, which contributed growth of 7.4 percentage points. Telefónica Móviles' EBITDA at the end of fiscal year 2001 reached 3,333.7 million euros, which represents a 36.0% growth over fiscal year 2000. This growth was achieved thanks to the excellent performance of operations in Spain and the satisfactory evolution of the Latin American operators, keeping in mind the difficult economic and currency climate in the region.

Financial expenses were 2,391.1 million euros, of which 528.8 million were due to the devaluation of Argentinean peso. Excluding this effect, financial expenses would have been 1,862 million euros, in line with those registered in the fiscal year of 2000. This is attributable to the average increase of 21% in net debt during 2001, which was partially offset with a decline of 1.31% in the average cost of debt to 6.34%.

With respect to the change in the Group's net debt, Telefónica ended fiscal year 2001 with a debt of 28,942 million euros, 7.4 % higher than fiscal year 2000. This increase is mainly derived from the cumulative financial investments of 2,700 million euros in 2001, the increase in foreign currency denominated debt of 420 million euros, due to the dollar appreciation partially offset by the Brazilian peso, Chilean peso, and Argentinean peso depreciation, the 480 million euros operating cash flow generated, and changes in the perimeter of consolidation of the different companies, which contributed with a reduction in net debt of 700 million euros. It is also noteworthy that during the second half of the fiscal year net consolidated debt reduced by 7.4%.

It is important to highlight that the acquisitions made during fiscal 2000, which affected, basically, Terra Lycos Group, Admira Media Group and the Telefónica Data Group, have had an impact on the Group's accounting results because goodwill amortizations have increased by 68.1% over fiscal year 2000. Please note, however, that during the last quarter of the fiscal year, goodwill amortizations fell by 6.9% as a result of the extension in the amortization period for Terra Lycos goodwill (from five to ten years), which started to be accounted for the second half of 2001, and the write-off efforts in the last quarter of 2000.

Corporate tax spending totaled 198.1 million euros, 18.2% lower than in the last fiscal year, mainly due to the possibility to apply fiscal deductions generated during previous fiscal years at the fiscal Group's level. These included reversion of the reinvestment deferral of capital gains obtained in prior years. This allowed applying that deferral as a deduction in fiscal year 2001.

Additionally, the positive impact derived from minority interest is noteworthy. It changed from a negative figure of 120.6 million euros in fiscal year 2000 to a positive 271.0 million euros for 2001. This healthy contribution, which had already begun to slow down in the third quarter of the fiscal year, has continued to decelerate throughout the fourth quarter as a result of decreasing losses at Terra Lycos, improved earnings at Telefónica Móviles and TPI-Páginas Amarillas, and the change in the criteria of consolidation of IPSE2000 into the Group's financial statements. Till the third quarter, IPSE2000 was consolidated by the global integration method, whereas from the fourth quarter of 2001it has been incorporated by the equity method. The latter method more accurately reflects Telefónica Móviles' participation in the Company's decision-making procedures.

Finally, capex undertaken by the Group throughout the fiscal year amounted to 8,420.9 million euros, 7.9% less than that recorded in fiscal year 2000. It is noteworthy that there was a general reduction from 2000 levels in all business lines. The two exceptions were Telefónica de España, due to a considerable effort to develop broadband and ended the fiscal year with an investment of 1,882.9 million euros, 4.4% more than in fiscal year 2000; and Telefónica Data because of its emerging businesses in Europe and Latin America, yielding 488.5 million euros of investment at the end of the period, an annual growth rate of 25.8%.

Thus, the investment in Telefónica Latinoamérica amounted to 3,055.1 million euros, 6.9% less than in fiscal year 2000, after the effort undertaken to comply with the goals for Telesp. At Telefónica Móviles, it totaled 1,959.8 million euros, which translates into a 11.0% reduction from 2000, based on the reduced investment made in Spain, Brazil, and Argentina. Finally, Emergia experienced an 83.5% decrease, totaling 195.2 million euros, as a result of increased investments made during 2000 that were reduced subsequent to the start of operations in the second half of the fiscal year.

In summary, EBITDA growth, positive evolution of debt level and the reduction in CAPEX show Telefónica Group's cash flow generation capacity, even under a tough environment.

GRUPO TELEFÓNICA

MARKET SIZE

Thousands	January December		% Chg.	Weighted (*)		% Chg.
	2001	2000	00/01	Dec. 2001	Dec. 2000	00/01
Lines in Service	**44,955.8**	**42,263.5**	**6.4**	**39,086.1**	**36,676.5**	**6.6**
In Spain	20,646.9	20,317.8	1.6	20,646.9	20,317.8	1.6
In other countries (1)	24,308.9	21,945.7	10.8	18,439.1	16,358.7	12.7
Cellular Customers	**32,255.6**	**24,920.3**	**29.4**	**23,658.8**	**18,400.3**	**28.6**
In Spain	16,793.4	13,669.0	22.9	15,567.5	12,602.8	23.5
In other countries (2)	15,462.2	11,251.3	37.4	8,091.3	5,797.5	39.6
Pay TV Customers	**1,148.1**	**982.5**	**16.9**	**723.8**	**633.4**	**14.3**
In Spain	806.4	633.1	27.4	392.1	307.7	27.4
In other countries (3)	341.7	349.4	(2.2)	331.7	325.7	1.8
TOTAL	**78,359.5**	**68,166.3**	**15.0**	**63,468.7**	**55,710.2**	**13.9**

(*) Weighted by economic interest in each of the Companies.

(1) Lines in service: includes all lines in service at December 2000 and December 2001 of Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp, and CanTV.

(2) Cellular customers: includes all cellular customers at December 2001 of Telefónica Servicios Móviles España, Medi Telecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, CRT Celular, TeleSudeste Celular, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México, Quam, and CanTV Celular. The customers of the Mexican companies are not included in December 2000 figures.

(3) Pay TV customers: includes all pay TV customers for December 2000 and December 2001 of Vía Digital and Cable Mágico.

GRUPO TELEFÓNICA EARNINGS BY COMPANY

Unaudited data	Revenues			EBITDA			Operating Profit		
Millions of euros	January-December			January-December			January-December		
	2001	2000	% Chg.	2001	2000	% Chg.	2001	2000	% Chg.
G. Telefónica de España	10,220.4	10,182.9	0.4	4,508.1	4,448.4	1.3	1,703.7	1,547.2	10.1
G. Telefónica Móviles	8,411.1	7,401.2	13.6	3,333.7	2,451.4	36.0	2,075.5	1,411.9	47.0
G. Telefónica Latinoaméric	10,137.4	10,371.3	(2.3)	5,163.0	5,359.3	(3.7)	2,537.3	2,705.9	(6.2)
G. Telefónica Data	1,849.7	1,123.7	64.6	23.6	75.0	(68.5)	(166.2)	(16.1)	n.s.
G. Terra-Lycos	690.0	304.0	127.0	(232.0)	(359.3)	(35.4)	(417.4)	(442.8)	(5.7)
G. TPI-Páginas Amarillas	511.7	413.0	23.9	128.8	121.2	6.2	103.3	110.1	(6.2)
G. Telefónica Media	1,403.1	723.9	93.8	152.5	13.6	n.s.	77.1	(35.2)	c.s.
G. Atento	643.9	526.9	22.2	53.8	25.2	113.1	(35.6)	(26.0)	36.9
Other affiliates	1,574.8	1,668.5	(5.6)	(120.2)	(267.2)	(55.0)	(336.7)	(375.7)	(10.4)
Eliminated	(4,389.5)	(4,229.9)	3.8	(207.0)	51.1	c.s.	(110.7)	78.5	c.s.
GROUP	**31,052.6**	**28,485.5**	**9.0**	**12,804.2**	**11,918.8**	**7.4**	**5,430.3**	**4,958.0**	**9.5**

FIXED LINE BUSINESS

TELEFÓNICA DE ESPAÑA GROUP

Throughout 2001, the fixed telephony sector in Spain has made significant progress in implementing the measures adopted for its complete deregulation. As a result, the end customer has benefited from a broader, cheaper, and higher-quality offer.

In order to comply with the different regulatory requirements driven by the newly competitive environment, the company has made a significant effort to equip all switching centers for the full preassignment (preasignation for all kind of calls) of Telefónica de España's subscribers to other operators (1,342,854 preassigned lines at the end of the fiscal year, of which 62.9% are fully preassigned). Likewise, joint actions have been undertaken with other operators to enable the development of the Unboundled Local Loop Offer, whose launch occurred at the beginning of the year (with, at the end of the fiscal year, 27 switching centers opened giving access to 600,000 subscriber loops). Furthermore, number portability has begun, with 95,414 numbers moved by the close of the fiscal year.

It must be mentioned, therefore, that the results achieved by Telefónica de España in fiscal year 2001 reflect our efficient business management and our exploitation of growth opportunities in a more demanding and competitive market.

In accordance with the "Price-Cap" model, there has been a 7% general reduction in rates during the fiscal year. The basic telephone monthly fee increased by 1.2 euros in two different phases (0.6 euros in March and 0.6 euros in August). With respect to traffic, excepting Local traffic, rates have decreased significantly compared to fiscal year 2000. For Provincial traffic, rates fell by 17.6%; 19.6% for Domestic Long Distance traffic; 15.7% for International traffic and 13.3% for Fixed-to-Mobile traffic. During 2001, this maximum pricing scheme has permitted progress towards tariff rebalancing and the strengthen of our revenues function. We were able to increase the proportion of fixed revenues which, at the close of the fiscal year, represented 46.6% of all, 5.3 percentage points more than at the end of 2000.

Traffic reached 138,580 million minutes, which represents a growth of 28.2% over the same period in the previous fiscal year. Outgoing traffic grew 14.3%, reaching 99,945 million minutes, principally caused by the growth in Internet traffic (47.8%) and Provincial and International traffic (26.5% and 18.4%, respectively). Local traffic fell by 5.0% at the end of the fiscal year. This decrease grew out of the evolution of the market as a whole and Telefónica's loss of market share. Fixed-to-Mobile traffic increased by 10.1%, in line with Spain's still-evolving mobile telephone market, which has shown more moderate growth than it experienced during 2000. Incoming traffic continues to show a strong growth rate (87.6% year over year) due to the dynamism shown by Fixed-to-Fixed traffic.

Telefónica has consolidated the sales of packaged minutes and flat rates. This consolidation has been a determining factor in the continuing growth of customer traffic. Thus, the number of subscribers to our local traffic Bonus plans has climbed to 2,362,514 and the Internet Flat Rate has exceeded initial forecasts with 459,456 plans (including the Terra Lycos flat rates). The launch of new plans during the fiscal year, such as Plan USA 15 and the Bono Elección plan (7,536 and 39,316 plans in service, respectively) have also contributed to the general traffic growth. Following this trend, total plans sold also saw an increase, up to 3,602,545 by the end of the fiscal year.

Voice mail and Caller ID activity also stands out. There were 10,058,525 active voice mailboxes in December, and the Caller ID Service has signed up 3,484,676 subscribers, an increase of 114.0% over the same period in the previous fiscal year.

Average usage has achieved 21.05 minutes per line per day, representing growth of 26.0% with respect to fiscal year 2000. This growth was principally derived from the increase in Internet traffic and the interconnection of fixed Operators.

Operating revenues for the Telefónica de España Group increased to 10,220.4 million euros, 0.4% over the previous fiscal year. The operating company's revenues represent 96.2% of the total and showed growth of 2.5% over the same period in the previous fiscal year. Revenues derived from the traditional business stayed more or less at the same levels as in 2000 (down just 0.3%), as a result of the tariffs reduction, the change in market share and the increase of 1.2 euros in the basic telephone service monthly fee. This positive change, as well as the growth in revenue derived from the Internet and Broadband (+22%) and Wholesale businesses (+14.1%), have meant that the fiscal year closed with growth with respect to 2000. Main drivers of this growth were ISDN, the basic telephone monthly fee and interconnection.

Usage revenues fell by 2.5% year over year, confirming the downward trend forecast for the last quarter, principally as a result of the long distance tariff reductions that occurred in this period.

Telefónica de España retail ADSL launch, that took place last 13th of August, with 187,025 subscribers at the end of the year (including the transfer of 81,774 Infonegocio clients from Telefónica Data), has definitely driven the total broadband market growth in Spain. Wholesale ADSL subscribers for Telefónica de España reached 375,816 at he end of December 2001, which places Spain at the forefront of broadband penetration in Europe, which implies a significant step forward in the development of the so called "Information Society". The average daily rate of new installations peaked in November, with 2,922 lines per day. In addition, the ADSL coverage now exceeds 16.2 million Lines.

Telefónica de España Group operating expenses totaled 5,703.4 million euros, down 3.1% from fiscal year 2000. This decrease is based on the 5.8% reduction seen in personnel expenses, the 4% decrease in total supplies, and the control of discretionary expenses.

With respect to the operating company, Telefónica de España's operating expenses before interconnection were 3,624.8 million euros, remaining at the same level as in fiscal year 2000.

Telefónica de España's Interconnection expenses continue to show the downward trend started in the first half of the fiscal year, ending the year with 0.5% growth (+13.7% in the first quarter, +9.1% in the first half of the year, and 2.9% in January-September), mainly due to falling prices for fixed-to-fixed and fixed-to-mobile interconnections.

The operating company's supplies and external services expenses grew by 7.3% at the end of the fiscal year. This was principally due to the costs associated with broadband deployment and the outsourcing cost arising from staff reductions and increase customer service.

The reduction in personnel expenses at Telefónica de España's operating company includes, first, a 9.7% reduction in average headcount and, second, the impact of both the change in the

CPI2000 and the salary review during 2001. Telefónica de España's workface at the end of the year was 40,856, 0.8% less than in the same period last year (337 fewer people). Productivity, measured in terms of lines per employee, is 505.4, which is 2.5% more than in December 2000.

With respect to its other operating expenses, the parent company saw a 52.1% growth in traffic provisions, as a result of the increase in bad debt provisions made during the year, intended to restructure and write-down the Public Phones resellers business.

Telefónica de España Group´s EBITDA grew to 4,508.1 million euros, which represents 1.3% growth over fiscal year 2000.

The Group's EBITDA margin was 44.1% (0.4 percentage points more than in fiscal year 2000), while the operating company achieved a margin of 45.6%.

Finally, Operating Profits increased to 1,703.7 million euros, which corresponds to 10.1% growth over fiscal year 2000. This circumstance derives from the positive changes in EBITDA and a 3.3% reduction in fixed asset depreciation, as a part of the asset writedown undertaken in recent years.

The quarterly change in revenues and EBITDA in comparison to the previous fiscal year has continued on the downward path that we anticipated in March 2001. On the one hand, the cumulative year over year growth in revenues has been gradually slowing throughout the fiscal year due to the application of tariff reductions made throughout the year (January-April, August, September, and November), greater competitive pressure, the measures put in revenues by the regulatory authority, and the quarterly growth in revenues during fiscal year 2000 in absolute terms. For its part, EBITDA has also seen a similar change as a result of the aforementioned revenues trend and cost control.

The expected operating performance for 2002 will be maintained at similar levels of 2001 fiscal year, although its evolution during the year will be the opposite of what experienced in the year 2001. The annual variance of revenue will be hardest impacted during the first quarter of 2002 as a result of the cumulative impact of the reductions in tariffs undertaken throughout 2001 and in January of 2002. The downward trend in revenues will fade throughout 2002 due to the increasing growth of Internet and broadband, and the gradual quarterly decrease of revenues from last year. Therefore, revenues in 2002 are expected to finish the year at similar levels to that of last year. As a consequence of this trend in revenues, EBITDA will have, assuming a sharp decrease in the first quarter, a continuous improvement to finish the year at levels similar to that of last year.

GRUPO TELEFÓNICA LATINOAMÉRICA

Telefónica Latinoamérica is the Group company that operates fixed Telephony in Latin America (Brazil, Argentina, Chile, Peru, Puerto Rico, and Venezuela) as well as Advance (an Argentinean ISP), Cable Mágico (cable TV in Peru) and Sonda (IT services in Chile). It also includes the carrier CTI, whose mission is to manage on an integrated basis the international traffic originating and terminating in the US at Grupo Telefónica's Latin American operators.

Telefónica Latinoamérica's financial statements for 2001 include the effects derived from the devaluation of the Argentinean peso, at the exchange rate of 1 euro = 1.5149 pesos (1 dollar = 1.7 pesos). In line with ICAC's conservative recommendations as to the first representative exchange rate in the capital markets after the effective devaluation of the Argentinean peso.

Furthermore, starting in January 2002, Telefónica de Argentina's and Cointel's fiscal year will run from January to December, coinciding with that of the rest of the Group's companies (previously income statement for 2000 includes these companies fiscal year ran from October to September), after an extraordinary fiscal year in 2001 of just three months (October – December 2001). Due to this change Telefónica Latinoamérica is fifteen months of earnings for both companies. Both companies' October-December 2000 earnings have been recorded as an extraordinary income, whereas the results of the January-December 2001 period have been included under their corresponding headings in the income statements, according to its nature.

At the end of fiscal year 2001, Telefónica Latinoamérica managed a total of 21.6 million lines in service, with a year over year growth of 11.8%, mainly due to the 19.1% growth in Telesp's lines (with a net gain of 2.0 million lines). At the end of September, Telesp managed to comply with the requirement established by the Brazilian regulatory authority to be able to meet to any new installation request within a period of less than 2 weeks. These goals imposed by Anatel for December 2003 were already achieved in 2001. After this, in October, Telesp submitted to Anatel all the documentation required for the regulatory authority to be able to certify compliance with the goals.

At the end of December, Telefónica Latinoamérica had 26,738 employees, after a headcount reduction of 3,555 positions since December 2000, thanks to the effort undertaken during the fiscal year mainly in Telesp (net reduction of 2,254 employees) and CTC (net reduction of 1,108 employees). This reduction is reflected in the 26.0% improvement in Telefónica Latinoamérica's productivity to 804 lines per employee.

Telefónica Latinoamérica has continued its growth effort in the broadband market, which as allowed it to reach 245,919 customers in service, a 43.8% growth since September, and almost 6 times the previous year's figure of customers. It should be noted that 81% of users are from Telesp.

The financial results of Telefónica Latinoamérica for fiscal year 2001 were negatively affected by the depreciation of the Brazilian *real* (-21.8%) and the Chilean peso (-12.4%) against the US dollar during the year, that have not been offset by the appreciation of the US$ versus the euro (3.1%), and the economic recession in Argentina.

As a result of the above mentioned factors, consolidated revenues in fiscal year 2001 showed a year-over-year reduction of 2.3%, to 10,137.4 million euros. However, if the aforementioned exchange rate effects are not considered, the year-over-year comparison shows an increase in revenues of 7.8%. This evolution is due to the increase in result of Telesp's revenues, which increased by 25.0% in local currency, in line with the significant growth in the average number of lines, and the 5.4% increase in CTC's revenues in local currency, thanks to the long distance revenues. Both offset the lower sales of TASA (-8.3% in local currency) due to the worsening economic situation.

Telefónica Latinoamérica's operating expenses showed a year-over-year increase of 0.6% in euros over the same period in the previous fiscal year, due basically to the increase in the activity in Telesp and to the increase in bad debts provisions of Telefónica de Argentina, derived from the worsening economic situation in that country, and in Telesp, after the more conservative bad debt provision policy implemented since the second quarter of 2001, in line with the criteria applied in the Group.

EBITDA has shown a year-over-year decline of 3.7%, mainly because of the aforementioned evolution in the exchange rates (in constant currency, the company's EBITDA recorded a growth rate of 6.5%), as well as the decline in TASA's EBITDA, due to the competitive and economic environment in which the company operates.

Telefónica Latinoamérica's net income for fiscal year 2001 reached 1,274.9 million euros, 2.9 times the net income obtained in the same period in the previous year. This positive performance was aided by the positive nonrecurrent earnings obtained (164.6 million euros, versus a loss of 331.4 million euros in the same period in 2000), which partially offset the negative effect of Argentinean peso devaluation and the consequent recording of negative exchange rate losses in the financial results. Overall, the devaluation of the Argentinean peso has had a negative effect of 309.9 million euros on Telefónica Latinoamérica's net income. Likewise, the increase in the stakes in Telefónica de Argentina, Telefónica del Perú, and Telesp since mid 2000 (as a result of the tender offers made in the last fiscal year that reduced significantly the minority interests) had a positive effect on the year-over-year change in the net income.

The extraordinary earnings include the capital gains from the sale of Cablevisión (256 million euros), as well as the nonrecurrent earnings derived from recording the results of TASA's and Cointel's October-December 2000 period, because of the above mentioned new fiscal year of both companies. These nonrecurrent earnings offset the extraordinary expenses at Telesp and Telefónica CTC Chile that derived from the personnel restructuring plans at those companies.

Cumulative investments for 2001 were 3,055.1 million euros, with a year-over-year reduction of 6.9%, after the investment rationalization effort undertaken during the fiscal year, and despite the investment effort made by Telesp, in line with its accelerated achievement of Brazilian regulatory goals. 72% of all investment comes from Telesp, despite a 45% increase in new subscribers, the company has managed to reduce its CAPEX measured in euros by 8.5%.

Brazil

Telesp's operations in 2001 were driven by the accelerated achievement of the 2003 universalization goals. Once Anatel certifies achievement of these requirements, all of the companies of the Telefonica Group in Brazil will be able to request new authorizations and thus expand the coverage and range of their services to the rest of the country.

The company ended the year with more than 12.6 million lines in service and a penetration of 33.8% (+4.4 percentage points over December 2000). ADSL lines reached 198,306 customers, which implies a year-over-year growth of 385%.

Once the effort for goal compliance ended, Telesp implemented a headcount adjustment plan in the fourth quarter in order to adapt the company's structure to the increasingly competitive environment, taking a step forward in the process of transforming fixed costs into variable costs. Thus Telesp's workforce fell by 14.2% since September, which resulted in an increase in the productivity ratio to 1,198 lines in service per employee at the end of the year, with growth rate of 44.5%.

At the end of 2001 Telesp recorded an EBITDA growth of 19.9% in local currency (-3.7% in euros). This was derived from the growth in the average lines in service (+28% year-over-year), the 10.4% average tariff increase in local currency that occurred in June 2001, as well as the good performance of long distance traffic, all of which have allowed the company to record revenues of 4,343.9 million euros, with a growth rate of 25.0% in local currency (0.4% in euros). The increase in revenues offset higher interconnection expenses (due to higher rates and traffic), bad debts (due to the application of a more conservative provision policy), and taxes (new taxes applicable from January 2001 that represent 1.5% of net revenues).

According to Brazilian accounting principles, Telesp's net earnings reached 749 million euros, which implies a growth rate of 6% in local currency, whereas due to the depreciation of the *real* against the euro, the company's net income showed a decline of 14% in euro terms.

Argentina

In the period of January-December 2001, TASA to faced significant changes in the macroeconomic and regulatory environment, which considerably affected the company's results and which may be summarized as follows:

- The *Deregulation Decree* effective since November 2000, which fostered an increase in competition in the most profitable market niches and caused a 50% reduction in interconnection prices.
- *Economic recession*, which resulted into both a fall in consumption and an increase in bad debt as a result of the deterioration in the payment chain. The latter event, together with a more conservative bad debt provision policy, in line with the one applied by other Group companies, caused the bad debt provision ratio be reach 9.2%, or 5.1 percentage points higher than the same period of 2000.

According to Argentinean accounting regulation, companies based in the country cannot record the effects of the devaluation in 2001 results, given that the devaluation occurred in January 2002. However, in Spain, given the criteria of prudence established by ICAC, the effects of the Argentinean peso devaluation were recognized in the 2001 results by incorporating the effects of applying the exchange rate of 1 euro = 1.5149 Argentinean pesos (1 US$ = 1.7 pesos) to assets and liabilities as of December 31, 2001. Therefore, without considering the effects of the devaluation, in the period January-December 2001, TASA generated a net income of 221.8 million pesos (248 million euros), representing a year-over-year decline of 34.1% (-32% in euros). The earnings drop came as the result of the lower EBITDA recorded, as well as the negative financial effects of the increase in interest rates.

Despite the environment in which the business had to be managed, TASA's EBITDA reached 1,522.9 million euros. Although this represents a decrease of 15.4% from the previous year before in local currency (-12.8% in euros), it means that the company continues to maintain a high EBITDA margin (51.1%, or 4.3 percentage points less than the same period in 2000).

Higher competition, together with a negative regulatory environment and the economic situation the country is going through, have all been reflected in lower long distance and interconnection revenues, and in lower total revenues (8.3% reduction in local currency). Regarding operating expenses, it should be noted that especially in the second half of the year, and despite the considerable increase in the bad debt provision (+102.5%), a significant expense reduction effort allowed operating expenses to remain at a similar level to the one of the previous year (an increase of 0.8% in local currency terms). If the bad debt provision is not included, the expense reduction effort resulted in a 9.5% year-over-year decrease in operating expenses in local currency at the end of the year (-6.7% in euros).

Among issues still pending is the required renegotiation with the Argentine government of Telefónica de Argentina's future rates. These are subject to change after the issuance of Law 25.561 on January 6, 2002, which establishes that rates be denominated in pesos at an exchange rate of 1 peso = 1 US dollar.

Likewise, the measures adopted by the Argentinean Government and their repercussion on the company's financial statements could cause, under certain circumstances, equity and financial imbalances such as negative equity, the inability to cover short-term foreign debt payment obligations due to limitations on the convertibility of the peso, the need to accelerate payments on financing received, etc.

To the extent that the aforementioned circumstances have not occurred on the date these annual results were prepared and, because their future behavior is so far uncertain, we have not been able to quantify their possible impact, if any, on the consolidated financial statements as of December 31, 2001.

With respect to operating parameters, it is noteworthy the growth of lines in service (+6%), which is principally due to products whose purpose is to minimize the risk of bad debts (growth in the number of limited-consumption and prepaid lines +66%).

Chile

At the end of fiscal year 2001, cumulative EBITDA showed an increase of 23.5% in local currency over December 2000 (11.5% in euro) reaching an EBITDA margin of 42.3%, 6.2 percentage points over the previous fiscal year. Operational revenues increased 5.4% in local currency (-4.8% in euros), thanks to higher long distance revenues, due to the positive performance in traffic and new products developed throughout the year (semi-flat rate products). Regarding operating expenses, the reduction in personnel costs due to the headcount reduction made in June, that led to a 22% reduction in the number of employees, and the cost contention and rationalization plans that were implemented throughout the year, permited operating expenses to fall by 5.4% in local currency in the year (-14.5% in euro).

Non-operating profit showed a positive evolution despite the extraordinary expenses for redundancies, due principally to the positive performance of the financial results thanks to the significant debt reduction during the year. All this has allowed the company to obtain positive net income for the fiscal year as a whole, versus the losses recorded in 2000.

Lines in service grew by 0.8% over the same period in the previous year, with the increase in prepaid lines being noteworthy, with a year-over-year growth of 197%. Prepaid lines account for 7.8% of the company's total number of lines in service. The recovery of the company's leadership position in the domestic long distance market should be highlighted, having reached a 38.2% market share (+2.3 percentage points higher than in 2000) thanks to the successful launch of semi-flat rates products in September 2000 for national long distance and in March 2001 for international long distance.

Peru

At the end of fiscal year 2001, Telefónica del Perú recorded a 9.9% reduction in EBITDA in local currency (-5.0% in euro), affected by the new regulatory environment, with introduction of the new price cap in September 2001, leading to a 3% reduction in rates, and a reduction in interconnection charges since January 1. Likewise, competitive pressures have resulted in a reduction in rates and long distance market share losses, causing long distance revenues to fall by 17.2% in local currency. Altogether, these factors caused the company's total revenues to show a 3.1% decrease in local currency terms (+2.3% in euros).

Despite the aforementioned competitive factors, the company has maintained an EBITDA margin of 49.0%, 3.7 percentage points lower than the margin recorded in 2000.

In terms of net income, the company recorded a loss, versus the positive net income in fiscal year 2000. These losses were primarily the consequence of adjustments made during the fiscal year after an in-depth analysis of 2001's financial accounts, as part of the continuous process adopted by the company to review its internal procedures and information systems, which did not require any cash outflow.

The 13% reduction in local currency terms in the levels of the company's CAPEX allowed operating cash flow to increase by 1.3% over year 2000. All of this has allowed a reduction of the financial debt (over 165 million euros).

It is especially noteworthy that Telefónica del Perú is undertaking a significant effort to develop new products in line with the per capita income of the population, mainly through the sale of prepaid and limited-consumption products, which in practice lead to an improvement in bad debts management. Thus, the prepaid segment now represents 32% of all lines in service, showing a 5.7 percentage point growth compared to 2000.

TELEFÓNICA MÓVILES GROUP

During 2001, Telefónica Móviles obtained net combined pro-forma profit of 893.4 million euros, which implies an annual growth rate of 51.3%, or 13.7 percentage points greater than the growth rate registered in the first nine months of the year. The high quality on net profits stands out, inasmuch as the increase of 302.7 million euros over fiscal year 2000 includes both a large number of extraordinary line items and the effect of the devaluation of the Argentine peso. Excluding these effects, growth in net profit would have been 65.8%.

These solid results should be analyzed with an eye to factors external to the Company that have characterized fiscal year 2001. Principal among these are the slowing economic environment in countries where the group has significant operations, the high levels of market penetration achieved in maturing markets such as Spain, the Argentine crisis, and the depreciation of the major Latin American currencies. Even in this environment, Telefónica Móviles has been able to achieve sustained growth in operating and financial revenues, significantly improving business profitability and reinforcing its balance sheet, thus proving the ability of the Company to react and adapt to new market conditions, its successes at containing costs, its further optimization of investments, and its ability to capitalize on economies of scale.

The following aspects should be highlighted with respect to the operating and financial evolution of Telefónica Móviles in fiscal year 2001:

- Operating revenues showed 13.6% year over year growth, an increase over the growth achieved in the first nine months of the year. Excluding the effects of exchange rate fluctuations, the new consolidation of Mexico, and accounting for reward programs, the annual growth in the Group's revenues would have been around 14.2%.

The evolution in consolidated revenues can basically be explained by the higher revenues achieved by Telefónica Móviles España (+19.6%), which contributed 68% of the Group's revenues and the exchange rate effect, which led to a decrease of 3.5 percentage points in the growth of consolidated revenues, and mainly affects the Brazilian operators. Thus, revenues derived from Latin American operations showed a year over year growth rate of 4.3%, which would be 14.4% excluding the exchange rate effect. Excluding the revenues of Telefónica Móviles' operators in northern Mexico, revenues derived from Latin American operations would have grown by 3.6% in 2001 without forex impact.

This revenues behavior has two sources: the increased client base for globally consolidated operators (+28.6%, or 22.9%, if Mexican companies are excluded) and the higher traffic in the networks – both in terms of minutes (+26.7%) and in SMS (+178%) – which more than compensate for the lower ARPUs recorded (-14.7% on average, in euro terms), another item affected by the exchange rate effect described above.

Following a trend noted from the beginning of the year, net additions in the fourth quarter exceeded the levels achieved in prior quarters, with the increase in net additions for Telefónica Móviles de España showing especially significant increases (+52.9% vs 3Q2001 and +35.2% vs 4Q2000). Thus, the operators in which Telefónica Móviles has an interest had 28.0 million active customers at the end of 2001, which supposes a net gain of 6.2 million new customers during the entire year (4.98 million, if Mexico is excluded). In December 2001, the active customer base managed by Telefónica Móviles, which includes the customer bases of operators in Chile and Puerto Rico, reached 29.8 million, for an annual increase of 28.3%.

- Operating expenses demonstrate the excellent results of the cost rationalization policies applied by the operators and the economies of scale obtained, which have allowed operating expenses in the entire year to show a growth in annual terms of only 1%. Among these, it should be noted that a large part of the increase in personnel expenses (+56.2% versus 2000) resulted principally from incorporating the staff of our new operators in Mexico and Europe. Excluding personnel expenses corresponding to these operators, the year over year increase would be 30.2%.

- A significant increase in the Group's operating profitability, with a marked improvement in the EBITDA margin, which was 39.6% versus 33.1% in fiscal year 2000. The increase was even more significant in absolute values, demonstrating the Group's ability to generate cash flow. Thus, the Group's EBITDA in 2001 was 3,333.7 million euros, with an increase of 882 million euros over fiscal year 2000, representing a year over year increase of 36%.

- An annual growth in net income of 51.3%, 4.3 percentage points more than the operating profit growth, despite the significant increase in non-operating profit. Of special interest among the main non-operating line items is goodwill amortization (+82.6% against comparable figures for 2000). This increase was a result of the newly added goodwill line item derived from global integration: first at the four now-consolidated operators in Northern Mexico (realized in the second half of 2001) and also at Terra Mobile (starting in the fourth quarter of the year).

  Furthermore, net financial expenses showed an annual increase of 10.8%, which is basically explained by the impact of the devaluation of the Argentine peso on the Group's financial statements, which amounted to 73.1 million euros. Excluding this effect, net financial expenses would have shown a reduction of 13.9%.

The total impact of the incorporation of Argentinean investments in the consolidated financial statements, as a result of the peso devaluation, reaches 296.9 million euros, of which 42.1 million euros have been incorporated in the consolidated profit and loss account and 254.8 million euros in "translation differences in consolidation". It should be also highlighted the conservative criteria used to measure this impact, using an exchange rate of 1US$=1.7 Argentinean pesos (1 euro=1.5149 Argentinean pesos), in line with the conservative guidance provided by the ICAC.

Consolidated net financial debt in the end of 2001 was 9,013.2 million euros. Proportional net debt at December 2001 was 6,875.9 million euros, remaining more or less stable compared to the close of 2000.

Likewise, the higher non-recurring negative results should be noted. These are explained basically by the special reserves and writedown of assets undertaken, and by the recording of TCP earnings corresponding to the October-December 2000 period as extraordinary income for fiscal year 2001 (-41.4 million euros). This accounting shift was a result of the necessary harmonization of this operator's fiscal year with the calendar used by all other companies in Grupo Telefónica Móviles.

BUSINESS CHANGES SORTED BY GEOGRAPHIC AREA

EUROPE AND THE MEDITERRANEAN BASIN

Spain

Telefónica Móviles España (TME) ended 2001 with nearly 16.8 million active customers, a figure which is 23% greater than that achieved in December 2000. Of the total customer base, 32% have varying contract types, while the rest are prepaid customers. These figures imply a net year over year gain of 3.1 million active customers. Therefore, TME has consolidated its position as a leader in the Spanish mobile telephone market, with a market penetration of 71.5% at the end of 2001 (calculated on a population of 41.5 million). The revitalization of the Spanish market seen in the second half of the year should be emphasized. The market's faster growth rate has favored TME's net gain in the second half of 2001, 64% greater than in the first half of the year.

The healthy evolution of the customer base reflects the company's success at containing its customer churn rate, which is especially relevant in the context of a more mature market. In this environment, finding new customers is becoming less and less viable as a growth possibility. Instead, the maintenance and efficient management of the existing customer base are the key for a leading operator. In this regard, TME's ability to adapt to this new competitive context should be emphasized, as demonstrated by the company's showing a fourth quarter churn rate 1.4 percentage points lower than shown in the same period last year, and by its managing to obtain a monthly churn rate of less than 1% in the quarter. The year over year churn rate for 2001 was 13.7%, versus 29.6% in 2000. It deserves mention that TME has not seen appreciable differences in its churn rates from recent quarters between the contract and prepaid segments.

The effort made by the company to develop a highly competitive, quality product has had a decisive influence on the improvement of the usage ratio trends. Thus, contract customers' MOU returned to growth in the fourth quarter of the year, showing year over year growth of 6% for all of 2001. The company's total MOU is very close to stabilizing. In absolute terms, the company's networks handled more than 26.7 million air minutes throughout 2001, which represent 28.2% growth over the previous year. For its part, the data and content business continues to increase as a proportion of all communications conducted by the company's customers. In absolute terms, the total number of short messages handled by TME's network in 2001 has surpassed 6,300 million, or 177% more than last year, whereas service penetration at the end of 2001 was 56% of the customer base. These data have contributed to causing the average monthly communications per company customer (CPC) to increase by 21% over the figure from the previous year, with an SMS weight greater than 36% for the entire year. The increase in traffic flows related to the Value-Added and Content Services is also worth noting. Thus, of the total number of SMSs handled in the last quarter of 2001, 38% were related to this type of services and applications.

Total income billed for data services, as a whole, has passed 15% final customer billings in the fourth quarter. This type of income saw 114% growth during all of 2001.

As a result of all the previously mentioned factors, generalized improvements were recorded throughout 2001 in the revenues per customer ratios. Thus, the ARPU for the fourth quarter of the year again showed a year over year decrease from ARPU for the third quarter, measured against the comparable figure for the same period last year, a circumstance that has recurred throughout 2001. Based on this, we hope the falling year over year trend for ARPU will reverse itself once growth in the customer base slows.

Besides the positive trends for the main commercial and management ratios, TME has made a major effort to contain costs and make the most of economies of scale. A clear example of this is the change seen in the company's SAC, which has not prevented it from active participation in the growing Spanish market and reinforcing its competitive position throughout the period. Thus, the cumulative SAC for all of 2001 was 36% below that of the most recent period. This demostrates the success of the business model initiated by TME in the first quarter, whose most important aspect was the replacement of the traditional generalized subsidy of handsets with a newly selective policy on acquisition costs. Also, the weight of the resources used by the company to capture and retain customers on corrected operating revenues (operating revenues that do not take into account the customer retention activities affecting this line item) fell throughout the year by 13 percentage points in comparison to 2000.

Likewise, a centralized handset management model was introduced in December, in which TME tries to intervene actively in the handset market in all the customer capture and retention activities undertaken. Clear competitive advantages are obtained through this model, both in terms of handset purchase prices and greater ease for technological change, when in accordance with TME's interests. However, the development of this model has apparently had a negative effect by causing a reduction in the EBITDA margin, due to the strong increase produced by the sale of handsets with a direct margin of practically zero. However, it also carries significant improvements in the costs of customer capture and retention, allowing absolute EBITDA levels to be achieved that are greater than what could have been achieved without the implementation of this model. As an additional effect, revenues from handset sales have increased appreciably over the previous quarter, which compares just as favorably with other fiscal years. This effect should be kept in mind in future quarters when analyzing the company's growth.

Thus, the cumulative operating revenues figure for 2001 was 5,736 million euros, which supposes a 19.6% increase over the cumulative figure in December 2000.

Cumulative EBITDA at December 2001 was 2,816 million euros, 57.3% greater than that obtained in the previous year, with EBITDA recorded in the fourth quarter of 2001 being 60.4% greater than that obtained in the same period in 2000. Furthermore, it should be noted that the annual growth in EBITDA has exceeded the growth recorded from operating revenues throughout 2001 by 37 percentage points. It places into high relief the strong results from TME's policies of spending control and resource usage optimization. The EBITDA margin over operating revenues for the full fiscal year topped 49%, 12 percentage points greater than last year, which makes TME one of the most profitable operators around Europe.

Rest of Europe

Under the name Quam, Group 3G (Telefónica Móviles' affiliate in Germany) launched its commercial GSM/GPRS services at the end of November 2001. The new service rests on a solid base: the attractive agreement for Germany-wide commercial roaming signed in April 2001 with E-Plus. This agreement has allowed the launch of GSM/GPRS services prior to the development of the UMTS network, which will be deployed in the second quarter of the year in accordance with the infrastructure sharing agreement signed with E-Plus.

After the initial difficulties of developing the launch campaign due to technical interconnection problems with the main mobile operators in Germany, Group 3G resumed its commercial activities at the beginning of fiscal year 2002. Since the beginning, the operator has had a complete range of fully operational products and services, the result of its cooperation with Telefónica Móviles, as well as an innovative voice and data tariff structure. At the end of 2001 Group 3G had a large distribution network, with 15 of its own stores and numerous points-of-sale, the result of agreements signed with different distributors, including Debitel.

In Italy, at the end of January 2002 the partners of Ipse 2000, the consortium in which Telefónica Móviles holds 45.6% and the winner of a UMTS mobile telephone license, decided to implement a UMTS technologies and services-based business model. The decision taken by Ipse 2000's Board of Directors was based on the current market conditions in which the company finds itself. The decision to wait for the launch of UMTS services allows the company to continue analyzing roaming and infrastructure sharing agreements that might lead to significant improvements in IPSE 2000's business plan.

In the meanwhile, the company will review its activities and its management structure so that they are in accord with the new business model. The company will review its budget for fiscal year 2002 and adjust it to its new business model. IPSE 2000's shareholders have agreed that the company will be financed through loans from the shareholders. However, the reduced level of activity prior to the commercial launch of the company's operations will substantially reduce the project's financing needs.

In Austria and Switzerland, we continue to await progress from agreement talks with other operators on roaming and infrastructure sharing. Such agreements will be necessary to evaluate the viability of launching commercial operations.

With respect to these companies' results, in the launch phase and without revenues in fiscal year 2001, they contributed a negative EBITDA of 90 million euros in total, reflecting the global consolidation of the affiliates in Germany, Austria, and Switzerland throughout the year and IPSE 2000 in the first nine months of the year.

Morocco

At the end of December 2001, the active base of Médi Telecom exceeded 1.1 million customers, twice the December 2000 figure, significantly exceeding the company's initial forecasts and increasing its estimated market share by 10 percentage points, to 38%.

Regarding Medi Telecom's financial results, on January 14 2002 the Moroccan regulator modified the accounting for termination revenues on calls from the incumbent operator. This prompted Medi Telecom to made a provision to adjust the revenue accrued under this item since it began operations to this new criteria. Up to this point, the revenue have been accrued in accordance with the initial criteria established by the regulator. Excluding this provision, Medi Telecom would have generated positive EBITDA, meaning that it would have achieved its goal of reaching EBITDA breakeven in its second year of operations as anticipated.

LATIN AMERICA

During 2001, a year marked by a regional economic slowdown and a significant depreciation in some Latin American currencies against the dollar, the Telefónica Móviles group operators adopted different strategic initiatives to adapt themselves to the new operating environment. Thus, and keeping in mind the external factors that were beyond the companies' control, the earnings obtained by the Latin American affiliates in local currency are more than satisfactory.

The customer base managed by Telefónica Móviles in December 2001 in the region was 11.9 million customers, with an annual growth rate of 32%. In quarterly terms, the net gain obtained in the fourth quarter was 520,000 new customers, 25% higher than in the third quarter of 2001, despite the contraction of the customer base in Argentina.

Brazil

At the close of 2001 the companies managed by Telefónica Móviles in Brazil – TeleSudeste Celular, Celular CRT, and TeleLeste Celular – had a total active customer base of 5.6 million customers, which is a 21.7% increase in fiscal year 2001. The last quarter of the year has seen a significant increase in the commercial activity, typical of the promotional Christmas period, with the highest quarterly gain achieved in the fiscal year, with more than 336,000 new customers (+42% over 3Q01).

Throughout fiscal year 2001, the contract segment has seen favorable growth, with a growth rate of 3.4% over December 2000, versus the negative trend shown in the previous fiscal year. Segment-specific improvements resulted from the initiatives launched by operators to increase customer retention rates, among which the introduction of "reward programs" stands out.

From a financial standpoint, revenues on joint-operator operations globally consolidated, TeleSudeste Celular and Celular CRT showed an annual increase of 10.4% in local currency. The increased revenues generated in the fiscal year were caused by an increase in the operators' customer base (+22% on joint operations), but was flattened in part by the fewer ARPUs recorded (-9.4% in local currency). Despite this year over year drop, it must be stressed that the rate of decrease on ARPUs slowed throughout the year and remained stable in the last quarter. The change in the ARPU is more or less similar to that shown in the MOU, whose decrease is primarily rooted in the addition to the customer base of new prepaid customers with lower unit consumption.

The joint EBITDA of TeleSudeste Celular and Celular CRT in local currency, figured after management expenses, showed a year over year growth rate of 7 percentage points greater than the earnings growth rate, which was 17.5%. The EBITDA margin reached 37.2%, which implies an increase of more than 2 percentage points over fiscal year 2000. The change in these variables is especially significant in the context of the significant depreciation of the Brazilian real against the dollar, with a direct impact on handset costs, and therefore, on unit customer capture costs (SAC). SAC increases were partially offset by the companies' efforts to improve the operating efficiency. In quarterly terms, fourth quarter 2001's EBITDA margin was 30.1%, slightly lower than that of the previous quarter, as a result of the heightened commercial activity described above. The lower EBITDA margin offsets the decreases in SAC seen during the last two months of 2001.

Regarding progress on the joint venture with Portugal Telecom throughout 2001, different initiatives have materialized that will allow a rapid integration of both companies' operations in Brazil as soon as the regulatory approvals required to establish the joint venture are granted.

Mexico

The total active customer base of Telefónica Móviles México in December 2001 was 1.2 million customers versus 1.1 million at the end of the third quarter of the year, which represents quarterly growth of 9.9%, exceeding the net gain recorded in this last quarter by more than 150% of that obtained in the third quarter of the year. It is worth noting that the accounting criteria used for Telefónica Móviles México's customer base are significantly more rigorous than those usually followed in Mexico.

It should be highlighted that the contract segment has maintained its fraction of the total customer base (20.4%) despite the net gain seen in the prepaid segment during our Christmas campaign. Thus, the contract segment represents 36% of cumulative net gain in the year.

The efforts made by the company in the area of customer retention since the present management of Telefónica Móviles' took control in March 2001 have been reflected in a clear improvement in churn ratios. Rates have maintained the downward trend of previous quarters, reducing churn rates in December 2001 down 3.4 percentage points from the data at the beginning of the fiscal year.

Furthermore, the commercial launch of the Telefónica Movistar brand in October has allowed an orderly migration and unification of the four previously existing brands into a single brand, thus improving the positioning of the four operators. These four operators have taken advantage of the Christmas campaign to better communicate the attributes of the brand. Results were quite satisfactory, as is shown by the change in net gains.

The centralization and harmonization of the information systems since the start of 2002 will mean one more milestone in the company's series of actions undertaken to improve operating efficiency, after the rationalization in staffing levels, the important improvements in the year-end productivity ratios (-40%) were attained since Telefónica Móviles assumes the management of the operators.

Regarding local currency financial results of Telefónica Móviles operators in northern México in the second half of 2001, it is note worth the 17% increase in the operating revenues in the fourth quarter in relation to the third one. This evolution is explained both by the growth in the customer base and by the larger ARPUs recorded during the period (+8% in local currency). In this regard it should be noted that the ARPUs at Telefónica Móviles México are the highest in the Mexican market (280 mexican pesos at the end of 2001).

The increase in quarterly revenues was not reflected in EBITDA due to the greater commercial activity recorded in the period and the increase in advertising expenses, as a result of the Christmas campaign and the implementation of a unique brand for all operators. As a result, the EBITDA margin in the second half of the year was 3.7%.

Argentina

In fiscal year 2001, TCP's operational and financial evolution was marked by the country's macroeconomic environment. Slower growth in the cellular market throughout the fiscal year, but more significantly in the second half of the year, has caused a contraction in the number of mobile telephone users in the country during the quarter ending in December, with market penetration rates falling back to levels last seen in March (19%). This trend, a result of reduced business activity and standardization of the prepaid customer base at some operators, was reflected in TCP's active customer base, which at the end of 2001 was 1.8 million customers, more or less stable with respect to December 2000. However, TCP continued to be the number two operator in the Argentine market as measured by the number of users served, with an estimated market share of 25%. Likewise, it should be noted that despite the deterioration in the country's economic situation, changes in traffic levels have been favorable. Thus, in the period from October to December 2001, traffic has remained at the same levels as in the preceding quarter.

Throughout the year, the company has undertaken various initiatives designed to adjust its cost structure to the reality of the operating environment. In this regard, we highlight the reduction in customer acquisition costs – both from the cuts in handset subsidies and in traffic promotions – as well as the advances achieved in productivity, which attained a ratio of 1,430 connections per employee versus 930 in 2000. Furthermore, we have clamped down on bad debt, which have not varied significantly in recent months, thanks to a skew towards the prepaid segment of the market, which in December 2001 represented 66% of TCP's total customer base.

With respect to the company's local currency financial results in january-december year 2001, operating earnings showed a year over year decrease of 9%, basically explained by the lower traffic volumes handled throughout the year, the reduction in interconnection rates, and fewer handset sales. In quarterly terms, earnings for the fourth quarter of the year fell by 7.4% against the previous quarter, mostly as a result of stagnation in the customer base. It should be noted that revenues derived from providing mobile communications services remained at the same level as in the third quarter of the year, shored up by an increase in the sales of prepaid traffic.

With respect to the change in operating expenses, they showed a strong reduction of more than 30% in local currency over the entire year. In quarterly terms, fourth quarter operating expenses fell by 66.2% against the same period in 2000. The cost reduction is a result of both the cost containment effort started by the company and of the slowing rate of activations. These have yielded a reduction in costs for labor, advertising investments, and network related costs.

As a result of the change in earnings and strong cost containment, TCP's EBITDA in 2001 showed a decrease just above 1% in local currency, a consequence of the reduction in earnings. TCP's EBITDA finished at 15% of total earnings, more than 1 percentage point greater than that achieved in December 2000.

Peru

Telefónica Móviles Perú closed 2001 with an active customer base of 1,087,152, which implies an annual increase of 21.0%, with an increase in net gains of 7% from the third quarter to the fourth. During the entire year, Telefónica Móviles Perú retained its leadership in the Peruvian market, with an estimated market share of 61.9% and an estimated net gain share of 39.7%, despite the increase in the number of competitors since the beginning of the year.

At the end of 2001, the prepaid segment represented 79.4% of the customer base (+3.5 percentage points over the close of 2000). However, it is important to note the positive change in the contract segment, which in the last three months has recorded an increase of 6.7% over the previous quarter, showing growth of 3.5% for the year as a whole.

During the final quarter of 2001, the range of products and services offered to the corporate segment has grown, thereby reinforcing the company's segment-specific competitive position and obtaining a 66% increase in the number of corporate customer connections. Likewise, customer retention campaigns have intensified, allowing the achievement of a significant reduction in customer loss, especially contract customers.

Regarding the economic results, dollar-denominated operating revenues showed an annual growth rate of 8.5% over 2000, based on growth in the customer base, which offset the lower ARPUs recorded during the fiscal year due to changes in the customer mix and rate cuts necessitated by greater competitive pressure. However, the positive change in ARPU in the last quarter of the year should be noted, which showed slight growth over the previous quarter.

The strong increase in commercial activity during 2001, with a significant effort toward marketing, sales, and customer retention in the face of greater competitive pressure, has been reflected in the EBITDA margins, which during the full year were 32.3%, slightly below those achieved in 2000. However, the clear trend of an improving margin since the beginning of the year should be noted. Thus, the EBITDA margin in the fourth quarter of 2001 was 34.1% versus the 28.1% recorded in the first quarter of the year. The EBITDA increase came despite the greater net gain posted in the last quarter, which is more than 2.5 times greater than that of the January-March 2001 period. In absolute dollar terms, the company's EBITDA for 2001 as a whole, fell by 3.6% due to the commercial efforts.

Chile

Telefónica Móvil, a company affiliated with Telefónica CTC Chile and managed by Telefónica Móviles, closed 2001 with a customer base of 1.57 million active customers, showing an annual increase of 28.2%.

In the financial area, the favorable evolution in the EBITDA margin stands out, reaching 29% in the fourth quarter of 2001, compared to a margin of 10% in the same period of 2000 and a 38% in the third quarter of 2001. The change from the third to fourth quarters was caused by an increase in the net gain (+38%).

Guatemala and El Salvador

At the end of 2001 Telefónica Móviles' operators in Guatemala and El Salvador had a combined customer base of 395,397 active customers, showing an annual increase of 6%, in line with the moderate growth seen in the mobile telephone market in both countries.

Operating revenue generated by the two Telefónica Móviles affiliates in this region, in euros, showed a 3% increase with respect to 2000.

Overall EBITDA was 26.8 million euros, both companies having obtained positive EBITDA. The EBITDA margin for all of 2001 was 13.5%, showing a significant improvement over the beginning of the year, when these operators' EBITDA went negative due to the economic situation in these countries.

HORIZONTAL BUSINESSES

In December, Terra Mobile announced the reorientation of its business model toward the evolving technology of mobile telephony. This strategy will translate into major cost reductions, greater exploitation of synergies, and the concentration of activities in the most significant markets (Spain, Germany, and the United Kingdom). All of this has implied a negotiated staffing reduction of 50% to adjust their headcount to the new environment, a process which ended satisfactorily in fiscal year 2001.

Terra Mobile ended fiscal year 2001 with more than 5.8 million registered users, which implies 98% growth since December 2000.

Due to the changes in Terra Mobile's shareholder base, this company has been consolidated under the global integration accounting method, contributing a negative EBITDA of 15.9 million euros since the fourth quarter of the year. The company estimates that as a result of its new business model, the expected losses for 2002 will be significantly lower.

Following the interruption of the operations in Scandinavia in the fourth quarter of 2001 a partial write down of the goodwill obtained in the adquisition of Iobox was done proportionally to the assets in that region in a total amount of 3.3 million euros.

With respect to the rest of the horizontal businesses and the companies that comprise them, Mobipay España, Mobipay International, and m-Solutions, the results recorded in 2001, both in terms of revenues and EBITDA, have not been significant nor have they had a material impact on the Group's accounts.

DATA BUSINESS

TELEFÓNICA DATA GROUP

Grupo Telefónica Data consolidated its international presence throughout 2001, having completed the segregation of its corporate customer service from incumbent fixed telephony operators in Brazil, Argentina, Peru, and Chile. This is also the first fiscal year with twelve months of operations in the expansion markets, as alternative carriers in America and Europe, consolidated in the profit and loss account.

As a result of this expansion process, Telefónica Data recorded operational revenues of 1,849.7 million euros, 64.6% over last year. It is important to highlight the significant growth of revenues of higher margin services (Internet, Hosting and IP Solutions), which represented at the fourth quarter 48% of the total revenues.

The group's consolidated EBITDA reached 23.6 million euros, down 68.5% compared to fiscal year 2000. Additionally, EBITDA margin is 1.3%. This evolution is explained by the costs associated with consolidating and the start up of operators in the expansion markets, the difficult economic situation and its influence on the decisions of corporations to invest in technology, lower earnings from International Services due to a lower-than-expected volume of international IP traffic, and the downward trend in rates.

Finally, as a result of the acquisition of the German company Mediaways in January 2001 due to the implementation of agreements reached in May 2000, and an analysis performed on the recoverability of Mediaways' goodwill, a 249 million euro writedown was executed in the last quarter of the fiscal year.

Incumbent Markets

Revenues coming from countries where Grupo Telefónica is present in fixed telephony service as an incumbent operator (Spain, Brazil, Argentina, Chile, and Peru) reached 1,227.8 million euros, 23% higher than in the same period last year. It is important to emphasize the quality of these revenues that come from the data market primarily serving end-customers.

In Spain, operational revenues in 2001 reached 797.2 million euros, up 14.1% from fiscal year 2000. Earnings from Hosting services now represent nearly 3% of revenues. Hosting, Internet services and Spain's Telefónica Sistemas together account for nearly 38% of total earnings.

The EBITDA reached 155.5 million euros, up 0.6% from fiscal year 2000. The EBITDA margin was 19.5%, 2.6 percentage points lower than the level published in fiscal year 2000. From an revenues standpoint, this was caused by the maturity of the business. From the cost standpoint, it was derived mainly from the restructuring of the direct business customer service units for Large Customers and the development of new services.

Revenues from the four countries in America (Argentina, Brasil, Chile and Perú) reached 430.6 million euros, up 42.3% compared to fiscal year 2000.

Regarding EBITDA, it rose to 30.6 million euros, up 105.5% compared to the same period last fiscal year, improving the earnings margin from 5% to 7%.

Of particular importance in the Latin American region is the positive evolution in the Brazilian operations, where revenues grew more than 102%, reaching 128.8 million euros and obtaining a positive EBITDA margin of 3.7% versus the negative margin of 3.5% of last year. The consolidation of Telefónica Data Brasil as the main communication service provider to companies in Sao Paulo state, together with the revenues increase from value-added services (30% from IP, Hosting and solutions versus 12% last year), form an excellent starting point for the Brazilian unit's strategy of expanding its operations to the rest of the countries and leveraging its efforts to further integrate with the Emergia and Banco Itaú networks (acquired during fiscal year 2001).

In the case of Argentina, despite the economic recession and consequent commercial stagnancy, Telefónica Data Argentina achieved revenues of 170.9 million euros, up 36% compared to fiscal year 2000. The EBITDA margin rose to a positive 6.3% versus the negative margin of 4% from last year. The effects of the monetary devaluation that took place at the start of 2002 have already been recorded into 2001 results.

Expanding Markets

In those countries where Telefónica Data has entered as an alternative carrier, in the Americas as well as in Europe, the revenues reached in 2001 totaled 642 million euros and now represent more than 34% of the Total Sales of Grupo Telefónica Data's operations.

In Europe, Telefónica Data offers a global portfolio of services to all range of companies, although special emphasis has been placed on the high-growth Pyme/Soho sector throughout fiscal year 2001. Revenues from Europe excluding Spain (including Germany, Austria, Italy and the United Kingdom) reached 598.2 million euros, contributed mainly by the activities in Germany and Italy.

The EBITDA margin in the expanding markets in Europe has been –5.4% as a result of the economic effort needed to consolidate the expansion of the network, launch new services, and new customer acquisition.

In Germany, revenues from mediaWays reached 436 million euros, including the revenue from narrowband service launched in the United Kingdom in June 2001. Revenues for the unit group 37% compared to fiscal year 2000 (when mediaWays did not belong to Telefónica Data Group).

In Italy, the country's geographic coverage has been completed, and revenues reached 140 million euros during the fiscal year. This shows a clear trend of growth in volume (revenues of the month of December were twice the figure for January). At the same time, value-added services grew significantly as a proportion of the company's revenues, becoming 36% of the total.

As for the deployment of the Network in Europe, it should be mentioned that at fiscal year's end, Telefónica Data had more than 302,000 connections between switched and dedicated connections, over 19,000 ADSL lines and 410 points of presence (POPs).

As for its markets in the Americas, Telefónica Data is present in Colombia, Mexico, Uruguay, and Puerto Rico as a new operator and has its largest Data Center in Miami, USA. Revenues accrued from these countries in the fiscal year achieved 43.8 million euros, up 82% compared to last year.

The negative contribution to the Group's EBITDA from this market reached 30.2 million euros. This was due to startup activities, the economic effort needed to capture new customers, the downward trend in Internet companies, and slowed economic activity in the US.

As for the network's expansion into new markets in the Americas, at the end of fiscal year 2001, it had 76 points of presence (POPs), 1,078 switched ports, and 8,450 dedicated ports.

International Network

During fiscal year 2001, a significant effort was made in the deployment of the international network. Thus, by the end of the year there were 29 points of presence (POPs) in 17 countries, which enables Telefónica Data, along with Telefónica's own network connectivity, to provide services to multinational corporations both within Europe and Latin America and between the two regions.

MEDIA BUSINESS

ADMIRA MEDIA GROUP

During fiscal year 2001, Telefónica Media Group became known as Grupo Admira Media, in order to better establish a group culture and identity. It positioned itself as a market leader in creating, packaging, and distributing contents in traditional and multi-platform media.

As we emphasized in our reports throughout the year, two clearly differentiated factors have affected the analysis of Grupo Admira Media's earnings: the change experienced in its consolidation sphere throughout the fiscal year 2000 and the crisis in the advertising markets and economy of Argentina.

Regarding the changes in the consolidation sphere, it is important to highlight the incorporation of ATCO, in which holdings were increased throughout the year from 26.8% to 100%. ATCO was fully consolidated through the global integration method since May 2000, while Endemol entered the consolidation sphere through the same method in August 2000. During the last quarter of the fiscal year however, the figures have been harmonized. The merging of the mentioned above companies has led to a very significant change in the profile of consolidated earnings and EBITDA Admira's Group.

In relation to the second factor above mentioned, it should be emphasized that Admira Media's accounts were affected, on the one hand, by the economic slowdown in the major Western economic powers, which translated itself into a revenue drop from the advertising market, and, on the other hand, by the serious economic crisis in Argentina, which affected the performance of assets by the Group in that country. In addition, the impact of the devaluation of the peso versus the dollar that took place at the beginning of January, at the exchange rate of 1 euro = 1.5149 pesos (1 dollar = 1.7 pesos). According to the most prudent advice issued by the ICAC, the devaluation effects were registered by Admira Group in the accounts under the heading "Financial Results", and amounted to 17.6 million euros.

During the fiscal year 2001, the Admira Media Group has obtained consolidated earnings totaling 1,403.1 million euros, which is nearly twice the earnings the Group obtained during the same period last year. These changes in earnings, along with the more moderate growth in costs, has allowed the Group's consolidated EBITDA at the end of 2001 to total 152.5 million euros, compared to the EBITDA of 13.6 million euros attained last year. The fourth quarter of the year leads to the consolidation of a positive EBITDA trend that began in the last quarter of 2000, by showing an EBITDA of 70.3 million euros versus 37.4 million euros from the same period last year. These changes in the EBITDA occurred without any effect on the consolidation sphere, a demonstration of Admira's management efficiency.

It is important to stress that this evolution was possible in a very adverse economic situation, which was reflected in the advertising market slump since the begin of the year and which was exacerbated by the September 11 attacks. The deterioration in the advertising market led, on one hand, to a decrease in the earnings generated by the television companies that form part of the Admira Group and, on the other hand, to a slowdown in the television production, since the production companies were pressed to reduce the price of programming amid a softening advertising environment.

For the first time in the Group's history, operating profit at the end of the fiscal year were positive, totaling 77.1 million euros, compared to the 35.2 million euros at the end of the last fiscal year.

PROGRAMMING BUSINESS

ENDEMOL

Fiscal year 2001 saw Endemol become a world leader in the creation of entertainment content, thanks to the success of some of its programs (Big Brother, Star Academy, ...). It currently has over 400 programs that are distributed in over 20 countries. Its primary focus of activity is in Europe, where its main markets are Holland, Spain, France, the United Kingdom, Italy, and Germany.

As for its international expansion, Endemol has continued to strive for leadership in countries where Grupo Telefónica has a market foothold but where Endemol has not yet been active. In this sense, the agreements reached with two media groups in Latin America – TV Globo in Brazil and Grupo Televisa in Mexico – are noteworthy. These agreements will create join companies dedicated to both the production of programming for distribution in those countries and the purchase and distribution of the already existing Endemol own programming. Under these agreements, Edemol's presence in Latin America increases substantially.

From the financial standpoint, during fiscal year 2001 Endemol's consolidated revenues reached 914.3 million euros, up 62.8% from last year. This growth, which has been maintained at the same level as was published in the third quarter, should be considered as very positive, taking into account the difficult macroeconomic environment and the aforementioned fall in the advertising markets of the major countries where the company does business.

As a result of the welcome changes in earnings, the accumulated EBITDA for the year reached 150.7 million euros, up 51.1% compared to last year.

BROADCAST TELEVISION AND RADIO BUSINESS

ANTENA 3

Throughout 2001, two clearly differentiated factors have conditioned Antena 3's performance. On one hand, the deterioration of the advertising market in Spain during the year, leading to a year over year 8% drop. On the other hand, the aggressive strategy adopted by TVE consistent to increase the time allocated for commercials led to a simultaneous price cut in order to increase its market share.

In this context, Antena 3 offered a grid of quality programming, different from the rest of its competitors, which enabled it to maintain the best ratio between advertising market share and audience share, achieving at the end of the fourth quarter a ratio between the both above mentioned shares of 1.34 versus 1.30 for the same period last year.

In terms of audience, Antena 3 TV has become the third most widely watched network in the country with a 20.5% share, behind TVE-1 y Tele5 (24.7% and 21.0%, respectively), 1 percentage point below the level recorded for the same period last year, decreasing the difference with Tele5, which accumulates a loss of 1.3 percentage points during the same period.

Despite these efforts, the revenues generated by Antena 3 have been affected, ending the year at 532.4 million euros, a drop of 11.3% compared to the same period last year.

This reduction in revenues, coupled by scant flexibility in operating costs, led to a 42.7% decrease in the EBITDA at the end of the period, compared to the 2000 figure. The EBITDA totaled 112.2 million euros.

In coming quarters, Antena 3's strategy will continue to focus on offering quality primetime programming, with special emphasis on its own in-house contents, less expensive programming, and repeat its own programming formats during non-primetime hours, which will allow for higher audience shares and will allow it to strengthen the company's competitive position.

ATCO

The drop in the Argentine advertising market over the first nine months of the year increased during the fourth quarter, because of the worsening economic crisis in the country. This instability led the advertising market to experience its maximum point of deterioration in December, falling 51% compared to the same month last year.

In terms of advertising market share, Telefé continues to be the leading network, with a 43% market share. The levels attained at the network are based on the average audience share for the period, up to 40.6% or 15.1 percentage points above its closest rival, Canal 13, and 2 percentage points better than the share it had during the same period last year.

In spite of the network's positive behavior from an operational standpoint, the crisis in Argentina has prevented this efficient operating performance from being reflected in the company's financial earnings. In spite of all this, operational earnings totaled 237.3 million euros at the end of the year, down 23.6% in local currency compared to the same period last year. Despite efforts to do so, cost reductions failed to fully compensate the drop in revenues. However, the costs reduction to 25% below year 2000 levels and accelerated as ATCO applied even stricter control policies over the quarter, a measure to confront the difficult situation existing in the country.

As a result of the changes in revenues and expenses, the EBITDA for the year totaled a negative 2.1 million euros, representing an improvement over the negative 4.4 million euros seen in 2000.

ONDA CERO RADIO

Although to a lesser extent than in the broadcast television, the Spanish radio market was influenced throughout 2001 by the drop in the Spanish advertising market and by the aggressive strategy displayed by TVE. In this sense, the radio advertising market shrank 2% in the year versus initial expectations of 4% growth.

Despite the market situation, it is need to emphasize Onda Cero's excellent ability to attract audiences throughout the year, becoming the second most listened-to station in the national radio market, with more than 2,771,000 listeners, a 18.2% increase over the end of year 2000. This growth was achieved thanks to the station's appealing offerings, currently including some of Spain's most popular stars.

The increased number of listeners has enabled Onda Cero to take a very significant quantitative leap in terms of earnings, totaling 70.8 million euros, up 28.1% compared to fiscal year 2000. This growth in earnings has translated into an improvement in the EBITDA for the year, totaling a negative 5.9 million euros compared to negative 15.1 million euros for the same period last year.

It should be emphasized that throughout the year Onda Cero continued to increase its broadcast network, thanks to agreements with Radio Blanca and Radio España.

PAY TELEVISION AND DISTRIBUTION BUSINESS

VIA DIGITAL

Throughout fiscal year 2001, the main pay TV networks in Spain adopted a clear strategy to fight to increase market share through aggressive advertising campaigns to capture customers. This aggressiveness affected the financial earnings of the companies. This fact worsened throughout the whole year because of the problem that Canal Satélite Digital has been facing with card piracy, a situation that has yet to be solved.

In this context, Vía Digital ended the year with a net gain of 173,320 subscribers, yielding a customer base of 806,379 subscribers, up 27.4% for the year. Taking into account the size of the Spanish cable television market (806.379 subscribers), the market share Vía Digital would have would be 27.4%.

From the financial standpoint, operational earnings totaled 272.3 million euros, up 27.8% compared to last year. These earnings, however, should lead to significant growth in fiscal year 2002 as a result of the wide customer base Vía Digital has acquired.

The effort to keep spending under control made throughout the year led to an increase in operating expenses of just 4.5%.

As a result of the changes in spending and revenues, the EBITDA improved 12.1% over the previous fiscal year, totaling a negative of 262.7 million euros versus a negative of 299 million euros in the fiscal year 2000.

INTERNET BUSINESS

TERRA-LYCOS GROUP

During the last quarter of 2001, and as a result of the events of last September 11, economic activity in the main countries where Terra Lycos operates has slowed even further.

In this negative macroeconomic scenario, Terra Lycos had already started in the last quarter to adapt its business model by focusing on its two main revenue sources: access and media. The OBP model (Open, Basic, Premium) is the result of this change in Terra Lycos' business strategy. For both the access and portal segments of the business, its purpose is to generate earnings based on the subscription and pay-per-view/use models. Having an access business in most of the countries where Terra Lycos operates allows that access service to be packaged with portal services and content, facilitating the implementation of the OBP model. As an example of this strategy, in October Terra-Lycos launched "ADSL Plus" in Spain. This plan consists of a package where a full range of value-added services (virtual hard disk, domain, and a self-install package) is added to pure connectivity (128K upload and 256K download), together with a multimedia area reserved on the portal for Terra-Lycos customers only. This launch in Spain, together with the leadership that Terra Lycos exercises in the broadband market in one of its main markets, Brazil, has allowed it to end 2001 with 233,000 broadband subscribers, which implies a growth of 60,000 subscribers during the last quarter and 197,000 for all of fiscal year 2001.

In cumulative operating figures for the end of the fiscal year, total subscribers for Spain and Latin America reached 4.4 million, 30% of which classify as pay customers, compared to 24% in December 2000. During the fiscal year, 305,000 new pay customers were added, 65,000 of which were obtained during the last quarter.

The audience, measured by the number of pages views, reached nearly 500 million per day, which implies 4% growth with respect to the previous quarter and 42% in twelve months. Furthermore, the unique users figure for the entire Group was 111 million in December.

From the financial standpoint, cumulative operating revenues throughout the fiscal year reached 690.0 million euros, 22% higher than proforma revenues form the same period of the previous fiscal year, considering Lycos since January 2000. Broken down by business segment, the media business has been most affected by the current economic difficulties, showing growth of only 4% compared with the same period in the previous fiscal year, while revenues from access increased by 76% in the same period. This growth shows that the Internet continues to be a sector in full-scale development, achieving attractive growth rates, even during times of economic deceleration. Referring to the fourth quarter, revenues of 163.4 million euros were obtained, as a result of the worsening situation after the terrorist attacks last September 11. As previously indicated, this situation has affected the revenues of the media business. Nonetheless, thanks to the diversification of revenues this decrease has been partially compensated by a significant 25% increase in access revenues, versus the same period of last year..

The geographic and functional diversification in revenue gives stability to Terra Lycos' revenue function in the most adverse of circumstances. Thus, 64% of revenues stem from the media business, while the remaining 36% come from the access business. This distribution of the revenues structure has held steady through the entire fiscal year.

Cumulative media revenues for the year have increased to 448 million euros, while for the quarter they reached 106 million euros. Revenues from access reached 245 million euros for the fiscal year and 60 million euros for the quarter.

From a geographic standpoint, 49% of revenues were generated in Spain and Latin America (Spain, Brazil, and Mexico contributed 95% of revenues in this region), 51% of total revenues came from the US.

Furthermore, Terra Lycos continues in its trend of improved margins that began in the third quarter of 2000, thanks to the processes put in place to reduce and control costs and to improve the company's efficiency. Thus, cumulative EBITDA margin for the fiscal year was -33%, *i.e.* an improvement of 21 basis points with respect to 2000, whereas for the quarter it was -25%, which supposes an improvement of 6 basis points in just three months.

With respect to the expansion strategy deployed by Terra Lycos, during the first nine months of the fiscal year, the acquisitions of Iberwap (a company specialized in selling digital map services and contents), Raging Bull (a leading financial community in the US), Opinion Minders (a company that performs online market studies) and Uno-e (an online "supermarket" of which Terra Lycos controls 49% and BBVA the remaining 51%) were completed.

With respect to the acquisitions executed in the quarter, in the month of October, Terra Lycos acquired DeCompras.com, a leading e-commerce company in Mexico.

During the last quarter of the fiscal year, Terra Lycos has continued to launch new products and form strategic alliances. It is worth mentioning the agreement with CheckM8, a leading technological developer that automates and optimizes the creation and publication of advanced content and advertising formats. In Spain, as part of Terra Lycos' strategy for developing its business model, an email marketing tool was launched on a segmented base of 2.5 million people, as well as the first open broadband online gaming platform (Open) which has become paid (Premium) in February 2002.

In the US, one standout development is the launch of a facelift for the Lycos portal, which will harmonize with the rest of the group, going from the "directory" concept to a more modern "new media" concept. Likewise, Lycos Radio, an Internet radio model with music and interviews, was launched in October.

DIRECTORIES BUSINESS

TELEFÓNICA'S DIRECTORIES BUSINESS

During fiscal year 2001, not only the companies that are already consolidated in TPI Group's accounting were included under this heading, but also those other ones that are in the process of integration (Telinver in Argentina and TPI Perú), to provide an integrated view of Telefónica Group's Directory business.

This year, TPI Group exceeded forecasts announced by the company in August in terms of revenues and EBITDA. This positive performance has been sustained through solid organic growth, a significant improvement on margins in Spain and consolidation and progress in our Latin American position.

TPI Group revenues grew by 24% to reach the figure of 511.7 million euros, driven by the growth of operations in Latin America and by the excellent showing on advertising revenues in Spain (+9.8% greater than those of fiscal year 2000), which contrasts with the weak behavior of the advertising sector during the fiscal year.

TPI España's growth is fundamentally due to positive revenues activity in the publishing business, which represents 94.4% of TPI España's total advertising revenues. Throughout 2001, a total of 64 Yellow Pages editions were published, 2 more than in 2000, due to the now-separate business and residential directories for the capital Madrid and the city of Seville. Yellow Pages revenues grew by 7.3% on a book-to-book basis, including an increase in average revenues per customer of 10.4% and a 2.8% decline in the number of customers. White Pages advertising saw 5.4% growth, including a 19.2% increase in the average revenue per customer and an 11.6% fall in the number of customers. Furthermore, Internet business revenues multiplied by 2.15 times to totaled 16.8 million euros. This is the result of wide market acceptance of these products and the double strategy of packaging the product with the Yellow Pages and supporting the sales force specializing in the Internet. Total number of Internet customers reached 245,000 by the end of the fiscal year, 4 times as many as the figure registered in 2000. Advertising revenues from the Talking Yellow Pages reached 3.1 million euros, which implies 27.3% growth, reaching a total of more than 246,000 customers, nearly 4 times the number for 2000.

Latin America already represents more than 24.4% of TPI Group revenues, before consolidating Argentine and Peruvian assets, totaling 125.2 million euros.

In Brazil, revenues reached 53.8 million euros, of which 42.7% referred to the first multiplatform edition of the Yellow Pages (GuiaMais) in the cities of São Paulo, Guarulhos, Riberão Preto, and Curitiba, leading to a 20% market share in the city of São Paulo. Of these revenues, 7% and 3%, come from the Internet and Talking Yellow Pages, respectively.

In Chile, Publiguías has published a total of 10 Yellow Pages and White Pages directories, contributing 71.4 million euros, including 3% growth in the number of customers, which has now surpassed 57,600.

TPI Group EBITDA increased to 128.8 million euros, which implies 6.2% growth over fiscal year 2000. This growth would have been 31.3% if it had not included the effect of Telefónica's revenues from the sale of White Pages advertising, which amounted to 23.1 million euros in 2000. We also point out TPI España's 330-basis points improvement in its EBITDA margin, which compensated the effect mentioned above. Furthermore, the renegotiation of a new contractual framework between Publiguías and Telefónica CTC during this fiscal year has allowed Publiguías' EBITDA margin to increase from 7.4% in 2000 to 29.9% in 2001.

Finally, it is worth mentioning the closing of the sale of 100% of Telefónica del Perú's directory business for $31.2 million will in February. This business will be fully consolidated into TPI, starting at the beginning of fiscal year 2002.

The Telefónica group's directory businesses that have not yet been integrated into TPI, Telinver, and TPI Perú together contribute negatively to EBITDA by 2.7 million euros. It is noteworthy that Telinver in Argentina, although it subtracted 4.5 million euros from the EBITDA of Grupo Telefónica's directories business, has still realized an improvement of more than 70% over the company's operating earnings in 2000 (-15.1 million euros).

CALL CENTER BUSINESS

ATENTO

During fiscal year 2001, Atento's business activity has focused on maintaining the leadership position in customer service outsourcing through multichannel platforms or "Contact Centers".

The following were the main achievements for this management model in all of fiscal year 2001:

1. The careful selection and maintenance of contracts with strategic customers, allowing us to create durable and high value-added relationships

2. Achievement of greater operational management efficiency to improve the company's margins

3. Stronger control of spending capex, focused on the profitability of operations

The firm's attainment of operational excellence is reflected in Atento Colombia's obtaining the ISO 9002 Certificate, which is added to those previously achieved in Argentina, Brazil, Chile, Spain, Guatemala, El Salvador, Peru, and Puerto Rico.

As part of the cooperation agreement between BBVA and Telefónica, the bank transferred ownership of telephone customer service to Atento España and the provision of telephone banking and telemarketing services in all the other countries where the bank has a presence.

From the operational standpoint, at the end of fourth quarter 2001, Atento had 29,561 positions (22.6% more than on December 31, 2000), serviced by 47,737 people. Usage levels at the centers reached 80%, 6 percentage points less than in the fourth quarter of 2000. Higher usage levels have grown out of increased service automation and lower average usage in the centers where operations have been launched in the fiscal year (Mexico, Japan, and Venezuela).

Despite the competitive environment in which Atento undertakes its operations, average monthly revenues per position occupied in fiscal year 2001 reached 2,568 euros, 0.8% lower than that of fiscal year 2000, owing principally to the start of new operations. However, in the last quarter of the fiscal year, average monthly revenues per position occupied reached 2,638 euros, 1.6% higher than the same period in 2000, due to the operating improvement in services and the increase in the profitability of existing capacity.

From the financial point-of-view, Atento obtained revenues of 643.9 million euros during fiscal year 2001, which implies 22.2% growth with respect to 2000. Of special note are the increasing contributions to growth evidenced in countries where new operations have been established, mainly Mexico and Argentina, as well as in already established countries, principally Spain, Brazil, and Chile.

Throughout the fiscal year, Atento increased its customer base, surpassing 500 before the end of the fiscal year, thereby increasing its leadership, especially in the telecommunications, financial, services, and consumer segments.

Revenues derived from outside Telefónica Group market continued to increase their contribution to total revenues, representing 33% of the total at the end of the fiscal year, 2.3 percentage points more than at the close of 2000. This improvement was possible mainly because of the establishment of new commercial relationships with large customers, especially in Brazil and Spain, as well as new operations in Venezuela and Japan in which Telefónica Group has no presence.

EBITDA reached 53.8 million euros, 113.1% more than in the same period last year, the EBITDA margin being 8.4%, or 3.6 percentage points more than in the same period in the preceding fiscal year. This improvement was fundamentally achieved through the formalization of new contracts outside the Telefónica Group, by implementing the cost reduction plan and improving productivity during the fiscal year.

BROADBAND CAPACITY MANAGEMENT BUSINESS

EMERGIA

Fiscal year 2001 was a key year for Emergia, which became the first submarine cable company to start operations in Latin America. This anticipation has allowed it to consolidate its leadership position in the region by maintaining a high performance level of operations and formalizing new commercial agreements in an increasingly competitive market. In this regard, it should be pointed out that during the last quarter of the year, new agreements were signed with major European and Latin American operators in the amount of 97.3 million euros, which will be included in Emergia's accounts throughout the life of the contracts.

Finally, it should be clarified that from an accounting standpoint, Emergia has adopted the most conservative accounting practice for registering capacity swap agreements. These capacity swap agreements are reported in a footnote to the Balance Sheet without generating any significant earnings result, either positive or negative, or any change in assets and/or liabilities. The total value of the swapped capacity is never accounted as revenues.

From the financial standpoint, 4Q01 revenues reached 7.7 million euros , while cumulative revenues in the fiscal year reached 14.3 million euros. EBITDA showed a loss of 14.4 million euros for the last quarter, whereas cumulative figure showed a loss of 60.3 million euros.

With respect to development of services, in November the first tests of broadband television transmissions among the US, Chile, and Argentina were performed successfully. Likewise, the first connectivity proposals were presented to transmit television signals between Miami, Latin America, and Spain.

COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

- Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V. and Mediaways GmbH Internet Services, S.A., which have been considered into Admira Media Group, S.A. and Telefónica Data, S.A., respectively.

- Furthermore, Telefónica, S.A. has participated directly in CEI Citicorp Holdings until May 2001, when it was contributed to Telefónica Latinoamérica.. For the purposes of this report, the 50% stake held by this company in Cointel was consolidated within Telefónica Latinoamérica (Telefónica Internacional, S.A.) from the first of January, which, in turn, holds 52.88% of the capital of Telefónica de Argentina (TASA). Also, CEI holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for the purposes of the pro-forma financial statements, are 100% consolidated in Admira Media Group

- With respect to the acquisitions made by Telefónica, S.A. in fiscal 2000 in the share capital of Telefónica de Argentina, Telecomunicações de São Paulo, S.A. (Telesp) and Telefónica del Peru, S.A.A., the contribution of these stakes to Telefónica Latinoamérica, Telefónica Móviles, S.A. y Telefónica Data, S.A. was assumed as of the beginning of the year, in the proportion in which each of these, after the spin-off carried out, consolidate the business which the Latin American companies carry out in fixed telephony, mobile telephony and data transmission, respectively.

- In the case of Company de Telecomunicaciones de Chile, S.A. (CTC), in which Telefónica Latinoamérica has a stake, although its process of separation has not yet started, its data transmission activity has already been assigned to Telefónica Data. On the other hand, Telefónica Latinoamérica does not include the mobile telephony business, carried out by Telefónica Móvil (Startel), with pro-forma presentation of results exclusively for the fixed telephony business in Latin America.

- With regard to the businesses that remain consolidated within TASA and Telefónica del Peru under Telefónica Latin America, via the previously mentioned reorganization, we note that these companies will continue to include their respective directories activities which have also been added on a proforma basis to the TPI Group, in line with our vision for Telefónica's directories business.

SIGNIFICANT EVENTS.

- On February 11, 2002, TPI Páginas Amarillas acquired 100% of Telefónica del Perú's directory business for 34.3 million euros. TPI Perú is currently the leading publisher of directories in the Peruvian market with a market share of 80%. This acquisition will provide more than 31 million euros to the consolidated earnings of Grupo TPI Páginas Amarillas.

- On February 4, 2002, Telefónica Data announced the purchase of 100% of HighwayOne Germany GmbH, one of the principal xDSL technology broadband service providers to corporate customers in Germany. Its range of services includes broadband Internet access, traditional voice services, and value-added services (VPNs, firewall solutions, web hosting, managed email services, etc.). With this acquisition, Telefónica Data and mediaWays have complemented their commercial strategy in Germany based on the provision of integrated communications solutions over IP.

- On January 11, 2002, the Board of Directors of Admira Media named Luis Abril as Chairman of the Group, replacing Juan José Nieto.

- On January 8, 2002, Terra Mobile announced the reorientation of its operating and business model toward a range of products, services, and application developments that takes better advantage of the synergies with mobile telephony networks and implies a significant cut in costs. In this regard, it has focused its European activities in the Spanish, German, and British markets, because these have a larger user base and greater medium- and long-term growth potential. It will also implement a development strategy for the Latin American mobile telephony market based on its current activities in Brazil. Telefónica Móviles has revised its shareholding structure, a consequence of two factors: a model relating more closely to the evolving technology of mobile telephony networking and the importance to the company of developing new applications for the mobile Internet. Thus, Telefónica Móviles now controls 80% (previously 50%) and Terra Lycos 20% (previously 49%).

- On January 1, 2002, Telefónica de España lowered the price per minute of its interprovincial rates by 19.63%, and provincial rates from Monday through Friday by 14.68% during business hours (8:00 a.m. to 8:00 p.m.). During other days and times, the price per minute suffered a reduction of 4.95% for interprovincial calls and 8.12% for provincial calls. The launch of new discount plans ("Provincial", "At Home", and "5 Stars") was also announced.

- On December 7, 2001, Telefónica and Microsoft signed a strategic agreement to collaborate on the development of technological activities and initiatives toward the promotion and marketing of products and services. The agreement will be effective in all countries where Telefónica Group operates.

- On December 3, 2001, Telefónica Móviles and Mitsui&Co signed a global cooperation agreement, through which the Japanese company will provide Telefónica Móviles with content and mobile applications for the Internet. The multimedia content provided by Mitsui&Co are based on downloadable sound and video technology for high-speed 2.5G and 3G mobile networks. It will also provide applications designed for B2B and B2C services.

- On November 29, 2001, the Managing Committee of Telefónica S.A.'s Board of Directors approved the naming of Alberto Horcajo as chairman of Atento Holding, replacing Rafael Hernández. Until that time, he had held the position of managing director of Transportes Azkar.

- On November 22, 2001, Group 3G held the commercial launch of its services in Germany under the Quam brandname, with a broad range of products and services and a distribution network that covers the entire country. Prior to the launch it had opened stores in Munich, Berlin, and Hamburg and began contracting with customers in 15 of its own stores and at more than 2,000 points-of-sale around the country. Furthermore, users can contract Quam's products on Debitel's commercial network, which has approximately 5,000 points-of-sale. After December 12, Quam temporarily suspended the active marketing of its products and services in view of the practices carried out by D1 and D2, although it has already reestablished these services.

CHANGES TO THE SPHERE AND ACCOUNTING CRITERIA OF CONSOLIDATION

Telefónica Group

As part of Telefónica Group business reorganization plan by lines of business, Telefónica Móviles, S.A., Telefónica DataCorp, S.A. and Telefónica Internacional, S.A. held several capital increases throughout the present fiscal year. In consideration for such increases, Telefónica S.A. delivered as non-monetary payment the shares that it directly held in the share capital of Telefónica de Argentina, S.A., Telefónica del Perú, S.A.A. and Telecomunicações de São Paulo, S.A. (TELESP).

- On January 25, 2001, Telefónica Móviles, S.A. held one of the capital increases agreed upon by the General Shareholders Meeting of October 26, 2000, in the amount of 87,432,000 euros. Telefónica S.A. paid for all the new shares through a contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its share capital. Currently, Telefónica Móviles holds 97.93% of the share capital of Telefónica Móviles Argentina, S.A., which in turn holds 100% of Telefónica Comunicaciones Personales, S.A.
- On March 7, 2001, Telefónica Móviles Intercontinental, S.A. received official notification of the granting of the UMTS license in Switzerland for a period of 15 years and the amount of 32,508,000 euros. The company holding the license, 3G Mobile AG, was then consolidated using global integration method.
- Telefónica DataCorp, S.A. received shares representing the share capital of Telefónica de Argentina and Telefónica del Perú, which represented 97.92% of the Argentine company Advance, S.A., and 93.22% of the Peruvian company Telefónica Data Perú, S.A.A., as well as the assets and liabilities assigned to the data business belonging to Telefónica de Argentina and Telefónica del Perú.
- Telefónica Internacional, S.A. received shares representing the share capital of Telefónica de Argentina and Telefónica del Peru determined as a function of the value of the fixed telephone and related assets and liabilities belonging to Telefónica de Argentina and Telefónica del Perú.
- Telefónica International, S.A. received 306,211,253,813 shares representing 61.96% of the share capital of the Brazilian company Telesp.

These contributions did not modify the consolidation methodology with respect to the prior fiscal year.

Telefónica, S.A. acquired 4,713,015 shares in the company Terra Networks, S.A., for the amount of 53.96 million euros. With these purchases, Telefónica Group's interest in the aforementioned company amounts to 37.63%. The company continues to be included in the consolidated financial statements of Telefónica Group using the global integration method.

In January 2001, Telefónica, S.A. acquired 100% of Mediaways, GmbH Internet Services in the amount of 1,473.08 million euros from the German company Bertelsmann, A.G. The company has been included in Telefónica Group's consolidated accounts using the global integration method. Likewise, in December 2001, Telefónica, S.A. took part in a capital increase undertaken by this company in the amount of 62.5 million euros.

In fiscal year 2001, Telefónica, S.A. acquired a total of 8,289,305 shares of Telefónica Móviles, S.A., in the amount of 68.68 million euros. Telefónica Group's interest in the aforementioned companies totals 92.70%. The company continues to be included in Telefónica Group's consolidated financial statements under the global integration method.

In February, Telefónica S.A. established a 100%-owned affiliate company Telefónica Gestión de Servicios Compartidos, S.A., paying in all the initial capital of the aforementioned company, 60,000 euros. In December the aforementioned company increased its capital by 2 million euros subscribed and fully paid in by its parent company. The company has been included in the consolidated financial statements of Telefónica Group using the purchase method.

In June, Telefónica, S.A. increased its share capital by 122,560,575 shares with a par value of 1 euro each and a premium over par of 4.5 euros per share. As consideration for this capital increase, Telefónica received as a non-cash contribution from Motorola certain investments in the mobile telephony business in Mexico: 100% of the share capital of Corporación Integral de Comunicación, S.A. de C.V.; 100% of the share capital of Grupo Corporativo del Norte, S.A.; 79% of the share capital of Telefonía Celular del Norte, S.A. de C.V. (the remaining 21% was contributed directly through the acquisition of 100% of Corporación Integral de Comunicación, S.A. de C.V.); 73.81% of the share capital of Celular de Telefónia, S.A. de C.V. (the remaining 26.19% was contributed indirectly through the acquisition of 100% of Grupo Corporativo del Norte, S.A. de C.V.); 100% of Baja Celular Mejicana, S.A. de C.V.; 0.00001% of the share capital of Baja Celular Servicios Compartidos, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of 100% of Baja Celular Mexicana, S.A. de C.V.); 0.00001% of the share capital of Tamcel, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of 100% of Baja Celular Mexicana, S.A. de C.V.); 22% of the share capital of Movitel del Noroeste, S.A. de C.V. (the remaining 68% was contributed indirectly through the acquisition of 100% of Tamcel, S.A. de C.V.); 22% of the share capital of Moviservicios, S.A. de C.V. (the remaining 68% was contributed indirectly through the acquisition of 100% of Tamcel, S.A. de C.V.) and 22% of the share capital of Movicelular, S.A. de C.V. (the remaining 68% was contributed indirectly through the acquisition of 100% of Tamcel, S.A. de C.V.). In addition and supplementarily to this transaction, Telefónica contributed 12.33 million euros in cash. In July these interests were contributed to Telefónica Móviles, S.A., which increased its share capital by 203 million shares, which were fully subscribed to by Telefónica, S.A. The valuation of the interests acquired on the date of the transaction was 2,173.74 million euros. The companies were included in Grupo Telefónica's consolidated financial statements using the global integration method.

In August, Telefónica acquired 51,987 shares of Endemol Entertainment Holding, N.V. (Endemol), in the amount of 2.06 million euros, a transaction that generated a consolidation goodwill of 1.86 million euros. With this transaction Grupo Telefónica obtained a 99.35% interest in Endemol's capital. The company continues to be included in Grupo Telefónica's consolidated financial statements using the global integration method.

In September, Telefónica, S.A. acquired 114,500 shares of the affiliated company Telefónica Publicidad e Información, S.A. (T.P.I.) in the amount of 0,36 million euros, a transaction that generated a consolidation goodwill of 0,32 million euros. With this transaction, Telefónica gained a 59.9% interest in T.P.I.'s capital. The company continues to be included in Grupo Telefónica's consolidated financial statements using the global integration method.

Telefónica, S.A. and Iberdrola, S.A. reached an agreement by virtue of which the Company acquired all the shareholdings that Grupo Iberdrola held in the Brazilian operators in which both were, directly or indirectly, shareholders. These were acquired by Telefónica, S.A., using shares of the Company itself as payment, pursuant to the following exchange ratios:

- A 3.48% interest in the share capital of SP Telecomunicações Holding, S.A., the majority shareholder of Telecomunicações de São Paulo, S.A. (Telesp) for 6,638,157 shares of Telefónica, S.A.
- A 7% interest in the share capital of TBS Celular Participações, S.A., the majority shareholder of Celular CRT Participações, S.A., for 1,493,902 shares of Telefónica, S.A.
- A 7% interest in the share capital of Sudestecel Participações, S.A., the majority shareholder of Tele Sudeste Celular Participações, S.A., for 3,693,775 shares of Telefónica, S.A.
- A 62.02% interest in the share capital of Iberoleste Participações, S.A., the majority shareholder of Tele Leste Celular Participações, S.A., for 6,526,736 shares of Telefónica, S.A.
- A 0.66% interest in the share capital of Celular CRT Participações, S.A., for 634,541 shares of Telefónica, S.A.

Likewise pending execution within the framework of this agreement is the acquisition of 3.38% of the share capital of Tele Leste Celular Participações, S.A. for 783,736 shares of Telefónica, S.A., once the prior regulatory authorizations have been obtained.

Telefónica, S.A. paid in 248.05 million euros to fully subscribe to the capital increase held by its 100%-held subsidiary Telefónica Datacorp, S.A.U., in order to implement the agreement between Grupo Telefónica and Banco Itáu of Brazil for the provision of services to the bank throught the management of its corporate Telecommunications network.

Telefónica Publicidad e Información

Goodman Business Press, S.A., acquired during fiscal year 2000, was included in Grupo Telefónica's consolidated financial statements in the present fiscal year using the global integration method.

As a result of the above, Goodman's 100%-owned subsidiary, Cernet, a company dedicated to designing webpages, has also been included in the consolidated financial statements of the present fiscal year using the global integration procedure. Buildnet, S.A., in which Telefónica Publicidad e Información, S.A. holds a 46.35% interest and Goodman a 51.24% interest, was consolidated using the global integration method in fiscal year 2001 (in the fiscal year 2000 it was valued using the equity method).

Terra Networks Group

Terra Networks, S.A. participated in the establishment of the Spanish company Azeler Automoción, S.A. with an initial capital of 8.41 million euros, 50% subscribed to and paid in by Terra Networks, S.A. The company has been consolidated in Grupo Telefónica's consolidated financial statements using the equity method.

Also during fiscal year 2001, Terra Networks established 100% of Terra Networks Financial Services USA LLC., and Terra Networks Caribe, paying in 2.12 and 1.29 million euros, respectively. The two companies were included in Grupo Telefónica's consolidated financial statements using the global integration method. In order to reorganize the interests in Spain of its associated companies, Terra Networks, S.A. established Terra Networks Asociadas, S.L., with an initial share capital of 3,005 euros, having subscribed to and paid in all such share capital. It also participated with a 50% interest in the establishment of Iniciativas Residenciales en Internet, S.A. ("ATREA," a real estate portal). The initial investment was 1.2 million euros. The company has been included in Grupo Telefónica's consolidated financial statements at its purchase cost.

Inversis Valores y Bolsa, Sociedad de Valores S.A. (formerly Electronic Trading System Valores, S.A.), was sold for 4,500 euros. The company, which was included on the Group's consolidated financial statements at its purchase cost, has been removed from those statements.

Maptel Networks, S.A.U., which in fiscal year 2000 was accounted for at its purchase cost, was included in Grupo Telefónica's consolidated financial statements in fiscal year 2001 using the global integration method.

In virtue of the agreements reached with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in August of the 2001 fiscal year, Terra Networks, S.A. acquired 49% of the capital of Uno-e Bank, S.A., paying out 160.43 million euros in the transactions, which generated a consolidation goodwill of 130.25 million euros on Grupo Telefónica's consolidated financial statements. The company has been included in Grupo Telefónica's consolidated financial statements using the equity method.

Telefónica Internacional Group

During the 2001 fiscal year Telefónica Internacional, S.A. sold 35.86% of the capital it held in the Argentine company Cablevisión, S.A., obtaining capital gains of 255.92 million euros. The company has been removed from Grupo Telefónica's consolidated financial statements.

Telefónica Internacional, S.A. acquired the 10% additional capital of Telefónica Perú Holding, S.A., paying out 220.76 million euros in the transaction, which generated consolidation goodwill of 46.27 million euros. With this acquisition, Telefónica Internacional is now the sole shareholder of the aforementioned company. The company continues to be included in Grupo Telefónica's consolidated financial statements using the global integration method.

Throughout the 2001 fiscal year and after the authorization of the Brazilian regulator ANATEL, Telefónica Internacional has executed a share purchase option from BBVA, for its interest in São Paulo Telecomunicações Holding, S.A., the holding company of Telesp Participações, S.A. This transaction has caused an increase in the capital of SPT Holding of 0.5292%, paying out 80.10 million euros in the transaction. The company continues to be included in Grupo Telefónica's consolidated financial statements using the global integration method.

The parent Telefónica Internacional has effected increases in its interest in the affiliates Telefónica de Perú, Telefónica de Argentina, Telesp and CEI Citicorps Holdings, for the aforementioned capital contributions made by Telefónica, S.A. A capital reduction was executed in the latter company through the return of contributions to the remaining shareholders in order to hold 99,96% of the share capital.

Telefónica Móviles Group

Ipse 2000, S.p.A., has been valued since October 1, 2001, using equity method, more appropriate pursuant to the Article 11.2.b of Royal Decree 1815/1991, dated December 20, which approved the standards for the preparation of annual accounts, inasmuch as since the aforementioned date the exercise of rights by the rest of shareholders has increased, which has given rise to restrictions which substantially hinder the management of Ipse 2000 by the Group.
The Spanish company MoviPay International, S.A., a 50% subsidiary and reflected in Grupo Telefónica Móviles' consolidated financial statements in fiscal year 2000 at its purchase cost, is in the present fiscal year consolidated using the equity method.

Admira Media Group

In January, Grupo Endemol acquired the remaining 50% of the capital of Endemol France for 159.3 million euros. With this acquisition Grupo Endemol became the sole shareholder of that company. The company was included in Grupo Telefónica's consolidated financial statements using the global integration method.

Purchased shares from small shareholders of Antena 3 de TV, for a total of 1.79 million euros, increasing the interest percentage to 47.51%. The company continues to be included in Grupo Telefónica's consolidated financial statements using the capital equity method.

In April, Grupo Admira Media, S.A. acquired 100% of Famosos, Artistas, Músicos y Actores, S.A. (FAMA), formerly owned by Antena 3 de Televisión, S.A. The total cost of the transaction was 6.21 million euros, generating consolidation goodwill of 3.25 million euros. The company was included in Grupo Telefónica's financial statements using the global integration method.
Capital increase in Rodven of 11.12 million euros. In fiscal year 2001, the company was included in Grupo Telefónica's consolidated financial statements using the global integration method.

In September, Grupo Admira Media, S.A. acquired 47.5% of Tick Tack Ticket, S.A., paying out 6.01 million euros in the transaction, which generated consolidation goodwill of 4.15 million euros for Grupo Telefónica. The company was included in the consolidated financial statements using the equity method.

Telefónica Datacorp Group

On January 16, Telefónica Data México (formerly Optel) increased its capital by 16,992,251 shares, which were all acquired by Telefónica Data Holding. On March 6, it increased its capital by 16,743,904, with Telefónica Data Holding acquiring 5,228,385 shares and T. Datacorp 11,515,519 shares. After these increases, Telefónica Data México's capital is 241,738,667.8 Mexican pesos and the capital structure is as follows:

T. Data Holding México 45.66%

T. Data Holding 11.88%

T. Datacorp 37.11%

The Spanish company Telefónica Data Caribe, S.A., a 100% owned subsidiary of Grupo Telefónica DataCorp, had a 50% interest in the establishment of Telefónica Data Cuba, paying out 0,1 million euros during the transaction. The company was included in Grupo Telefónica's consolidated financial statements at its purchase cost.

Telefónica de España Group

In March, all the shares of Telefónica Sistemas de Información Geográfica, S.A. which was a 100%-owned subsidiary of Telefónica de España, S.A.U., were sold to Telecomunicaciones Sistemas de Ingeniería de Productos S.A., for 1.38 million euros, generating a profit on Grupo Telefónica's consolidated accounts of 5.02 million euros. The company, which was included in Grupo Telefónica's consolidated financial statements using the global integration method, has been removed from those statements.

Last August Telyco Maroc, S.A., in which Telyco S.A.U. holds a 53.988% interest, was established with an initial share capital of 0.601 million euros, whose corporate purpose is the promotion, sale and distribution in Morocco of equipment, systems and in general all types of products related to telecommunications.

Atento Group

In June, Atento Chile, S.A. increased its capital by 3,338,287 shares with a par value of 1,000 pesos each, an increase that was fully subscribed to by the Chilean companies Compañía de Telecomunicaciones de Chile, S.A. (CTC), a company in which Grupo Telefónica indirectly has a 43.643% interest through 3,049,998 shares and is included in Grupo Telefónica's consolidated financial statements using the global integration method; Compañía de Teléfonos de Chile Transmisiones Regionales, S.A. through 52,732 shares; Telefónica Empresas CTC Chile, S.A. through 106,474 shares and Sociedad Impresora y Comercial Publiguías, S.A. through 129,083 shares.

After this transaction, Grupo Atento has decreased its interest in Atento Chile from 99.99% to approximately 70%, whereas the other companies outside that group now hold 29.99% of that company's share capital. Atento Chile continues to be included in Grupo Telefónica's consolidated financial statements using the global integration method.

Emergia Group

In December, the affiliated company Emergia Holding, N.V. established the company Emergia Hispana, S.A., with a share capital of 60,000 euros, subscribed and fully paid in by its parent company. The company has been included in Grupo Telefónica's consolidated financial statements using the global integration method.

Telefónica Móviles Group
Selected Financial Data

Unaudited figures

(Euros in millions)

	January - December		
	2001	2000	% Chg
Telefónica Móviles España			
Operating Revenues	5,736.0	4,796.5	19.6
EBITDA	2,816.3	1,790.6	57.3
EBITDA Margin	49.1%	37.3%	11.8 p.p.
Brazilian Companies (1)			
Operating Revenues	1,206.1	1,359.1	(11.3)
EBITDA	448.4	475.1	(5.6)
EBITDA Margin	37.2%	35.0%	2.2 p.p.
Telefónica Móviles México (2)			
Operating Revenues	279.4	n.a.	n.s.
EBITDA	10.4	n.a.	n.s.
EBITDA Margin	3.7%	n.a.	n.s.
TCP Argentina (3)			
Operating Revenues	724.9	773.7	(6.3)
EBITDA	109.0	107.2	1.7
EBITDA Margin	15.0%	13.9%	1 p.p.
Telefónica Móviles Perú			
Operating Revenues	276.7	247.5	11.8
EBITDA	89.3	89.9	(0.7)
EBITDA Margin	32.3%	36.3%	(4.06 p.p.)
T. Móviles Guatemala and El Salvador			
Operating Revenues	198.9	193.8	2.6
EBITDA	26.6	25.0	6.1
EBITDA Margin	13.4%	12.9%	0.4 p.p.

(1) TeleSudeste Celular and CRT Celular

(2) July-December period

(3) The data for TCP Argentina refer to the period January-December 2001.

Item 2

Telefónica

JOAQUIN DE FUENTES BARDAJI
General Vicesecretary
and Vicesecretary of the Board of Directors
TELEFÓNICA, S.A.

TELEFÓNICA, S.A., in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

In accordance with the decision undertaken yesterday by its Board of Directors "Telefónica, S.A." has resolved to call its Annual General Shareholders ´ Meeting to be held in Madrid on April 12th, 2002, at second call.

The Agenda of the aforementioned Shareholders´Meeting will include, principally, the following items:

- Approval of the Annual Accounts and of the Management Report both of "Telefónica, S.A." and of its Consolidated Group of Companies corresponding to fiscal year 2001
- Reelection, ratification and, if applicable, appointment of Board members.
- Reelection of the accounts auditor for fiscal year 2002.
- Authorization for the acquisition of the Company´s own shares.
- Increases in the share capital to be charged to unrestricted reserves.
- Issuance of fixed income securities, convertible or exchangeable for the Company's shares, with an exclusion of the preferred subscription right.
- Capital increase by means of the issuance of new shares with an issue premium and exclusion of preferred subscription right in order to cover a remuneration system for the year 2002 referenced on the Company´s quotation value, to be delivered to the employees of the Endemol Group.
- Application of the consolidated tax system.

The Standing Committee of the Board and the CEO of this same Board have been empowered by the Board to, should this be so required in the best interest of the Company, change both the date of the Annual General Shareholders´Meeting and the Agenda of this same Meeting, prior to the publication of the official announcement regarding the holding of this Meeting, which will appear in the Mercantile Register´s Official Gazette and one of Madrid´s leading daily newspapers.

Madrid, February 28th, 2002

Item 3

Telefónica

JOAQUIN DE FUENTES BARDAJI
General Vicesecretary
and Vicesecretary of the Board of Directors
TELEFÓNICA, S.A.

TELEFÓNICA, S.A., in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

The Board of Directors of Telefónica, S.A., at its meeting held yesterday in Sao Paulo, Brazil agreed to appoint by cooption Mr Gregorio Villalabeitia Galarraga as member of the Board of Directors of the Company and of its Standing Committee, in order to replace the vacant position left by the resignation of Mr José Javier Echenique Landiribar.

Madrid, February 28, 2002